UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2025

MASTERWORKS VAULT 4, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12313

Delaware	93-2751431
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

1 WORLD TRADE CENTER, 57TH FLOOR, NEW YORK, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 326 Class A Ordinary Shares, Series 356 Class A Ordinary Shares, Series 361 Class A Ordinary Shares, Series 363 Class A Ordinary Shares, Series 366 Class A Ordinary Shares, Series 367 Class A Ordinary Shares, Series 368 Class A Ordinary Shares, Series 376 Class A Ordinary Shares, Series 380 Class A Ordinary Shares, Series 381 Class A Ordinary Shares, Series 383 Class A Ordinary Shares, Series 385 Class A Ordinary Shares, Series 387 Class A Ordinary Shares, Series 389 Class A Ordinary Shares, Series 391 Class A Ordinary Shares, Series 392 Class A Ordinary Shares, Series 393 Class A Ordinary Shares, Series 395 Class A Ordinary Shares, Series 403 Class A Ordinary Shares, Series 404 Class A Ordinary Shares, Series 405 Class A Ordinary Shares, Series 407 Class A Ordinary Shares, Series 412 Class A Ordinary Shares, Series 416 Class A Ordinary Shares, Series 418 Class A Ordinary Shares, Series 419 Class A Ordinary Shares, Series 422 Class A Ordinary Shares, Series 424 Class A Ordinary Shares, Series 425 Class A Ordinary Shares, Series 426 Class A Ordinary Shares, Series 427 Class A Ordinary Shares, Series 428 Class A Ordinary Shares, Series 433 Class A Ordinary Shares, Series 434 Class A Ordinary Shares, Series 435 Class A Ordinary Shares, Series 437 Class A Ordinary Shares, Series 440 Class A Ordinary Shares, Series 448 Class A Ordinary Shares, Series 450 Class A Ordinary Shares, Series 454 Class A Ordinary Shares, Series 455 Class A Ordinary Shares, Series 457 Class A Ordinary Shares, Series 458 Class A Ordinary Shares, Series 459 Class A Ordinary Shares, Series 460 Class A Ordinary Shares, Series 472 Class A Ordinary Shares, Series 473 Class A Ordinary Shares, Series 477 Class A Ordinary Shares, Series 480 Class A Ordinary Shares, Series 496 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “plan,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this Report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

As used in this Report, “we,” “our,” “ours,” “us,” or the “Company,” refer to Masterworks Vault 4, LLC, a Delaware series limited liability company and, as the context requires, the series of the Company and the segregated portfolios of Masterworks Cayman, SPC that holds title to the Artwork of each series, individually or collectively. “Masterworks” refers to Masterworks, LLC, and or its wholly owned subsidiaries.

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with our unaudited Consolidated Financial Statements and the related notes. The Consolidated Financial Statements included in this filing are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make the interim Consolidated Financial Statements not misleading.

Overview

We are a Delaware series limited liability company formed on August 4, 2023 to facilitate investment in distinct artworks (each, an “Artwork” and collectively, the “Artworks”). We are managed by our affiliate, Masterworks Administrative Services, LLC (the “Administrator”).

Each Artwork is owned by a separate series of the Company. Each series raises investment capital by offering Class A shares pursuant to Regulation A of the Securities Act of 1933, as amended (each an “Offering” and, collectively, “Offerings”). The Class A shares of each series represent ordinary membership interests in such series (“Class A shares”) and an investment solely in a particular series and, thus, indirectly in the Artwork beneficially owned by that series. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law.

On or about August 23, 2023, the Company commenced accepting subscriptions for one or more Offerings. As of June 30, 2025, aggregate subscriptions of $52,317,960 had been accepted by the Company and closed upon, resulting in the issuance of an aggregate of 2,615,898 Class A ordinary shares of various series at $20.00 per share. All of the proceeds from each Offering are used to pay, directly or indirectly, for the acquisition of Artwork, and to pay an expense allocation to Masterworks.

2

During all relevant times following the initial closing of each Offering, each series holds title to the specific Artwork that it acquires in a segregated portfolio of Masterworks Cayman, SPC, or “Masterworks Cayman”, a Cayman Islands segregated portfolio company. A segregated portfolio company registered under the Cayman Islands Companies Law is a single entity which may establish internal segregated portfolios. Each series owns 100% of the ordinary share capital of the applicable segregated portfolio, and such segregated portfolio will be treated as a subsidiary of the applicable series for financial reporting purposes. As of June 30, 2025, no series of the Company or any segregated portfolio of Masterworks Cayman beneficially owns any material assets other than the single Artwork associated with such series or has any indebtedness or commercial obligations following the final closing of such series offering other than obligations arising pursuant to a management services agreement with Masterworks and potential contractual obligations associated with an eventual sale of the Artwork of a series.

Pursuant to a management services agreement by and between the Company, on behalf of each applicable series, Masterworks Cayman, on behalf of each applicable segregated portfolio, and the Administrator (the “Services Agreement”), Masterworks manages all of our administrative services and funds all ordinary and necessary costs and expenses to maintain the Artwork of each series in exchange for preferred equity interests in each segregated portfolio of Masterworks Cayman (“SPC Preferred shares”) issued at a rate of 1.5% of the total equity interests of each segregated portfolio of Masterworks Cayman outstanding, per annum. The SPC Preferred share issuances are made quarterly in arrears and there is no overall limit to the number of SPC Preferred shares that may be issued to Masterworks. Masterworks will be entitled to receive $20.00 per SPC Preferred share in preference to distributions to holders of Class A shares. Each series of the Company or segregated portfolio of Masterworks Cayman, as applicable, will remain obligated to reimburse the Administrator for any extraordinary or non-routine costs, payments and expenses, if any, in cash from the proceeds of a sale of the Artwork of such series, and Masterworks may also charge additional transactional fees upon a private sale of Artwork in certain circumstances.

In addition, a one-time expense allocation payment to Masterworks by each series from the proceeds of a series offering is intended to be reasonable compensation for (i) financing commitments, (ii) Masterworks’ sourcing the Artwork of such series, (iii) all research, data analysis, condition reports, appraisal, due diligence, travel, currency conversion and legal services to acquire the Artwork of such series and (iv) the use of the Masterworks Platform and Masterworks intellectual property. No such charges or expenses are otherwise invoiced to the Company.

Other than activities related to each series offering and the acquisition and maintenance of the Artworks, we have not conducted any other business activities or operations. Our strategy is to display, promote and market the Artwork of each series in a manner designed to enhance its provenance and increase its exposure and its value.

We do not expect to generate any material amount of revenues or cash flow unless and until we sell the Artwork of a series. We are totally reliant on Masterworks to maintain the Artwork and administer our business. Although we believe the Administrator has sufficient capital resources and sources of liquidity to perform its obligations under the Services Agreement for the foreseeable future, there can be no assurance that the Administrator will be able to maintain sufficient capital to satisfy its obligations in future periods.

Operating Results

Our operating results for any particular series for any fiscal period following the closing date on which the applicable series offering is fully subscribed will only reflect the management services fee, which includes all ordinary and necessary operating expenses, and any extraordinary or non-recurring items for which we are responsible. Accordingly, differences in operating results from one fiscal period to the next are primarily attributable to the timing of the acquisition and disposition of the Artwork of a series. Operating results for a particular series for any fiscal period may also be affected by changes in the fair value of the Artwork of such series, since the services fee payable to Masterworks in the form of SPC Preferred shares is recorded based on the fair value of the SPC Preferred shares over the time period during which the related services are performed.

During the periods presented in the unaudited Consolidated Financial Statements included in this Report, neither the Company nor any series was responsible for any extraordinary or non-recurring expenses.

3

Contingent Liabilities

Neither the Company nor any series had any contingent liabilities as of June 30, 2025.

Income Taxes

We expect that the Company will be treated as a partnership for U.S. federal income tax purposes and not as an association or publicly traded partnership subject to tax as a corporation. As a partnership, we generally will not be subject to U.S. federal income tax. Instead, each shareholder that is subject to U.S. tax will be required to take into account its distributive share, whether or not distributed, of each item of our income, gain, loss, deduction or credit.

We had no federal and state income tax assets, liabilities or expenses as of and for the period ended June 30, 2025.

Liquidity and Capital Resources of the Administrator

We do not maintain any material liquid assets and, accordingly, we rely upon the Administrator to pay for the maintenance and administration of our Company and the business of each series in accordance with the Services Agreement. The table below summarizes selected unaudited balance sheet information of the Administrator as of June 30, 2025 and as of June 30, 2024, respectively:

	June 30, (in thousands)
	2025	2024
Assets
Cash, cash equivalents and restricted cash	$6,765,617	$24,468,658
Investments in securities from affiliates	25,483,356	18,691,099
Property and equipment, net	393,175	429,878
Other assets	4,497,580	1,391,623
Total assets	$37,139,729	$44,981,259

Liabilities
Current liabilities	$3,986,304	$2,765,713
Long-term liabilities	0	0
Total liabilities	3,986,304	2,765,713

Member’s Equity	33,153,425	42,215,546
Total Member’s equity	$33,153,425	$42,215,546

We believe the Administrator has sufficient sources of current and future liquidity to satisfy its obligations under the Services Agreement for the foreseeable future. We do not believe the Company will need to raise any additional funds through the issuance and sale of securities for any series that has completed an offering in the foreseeable future, excluding management fee shares, and we are not permitted to do so under our operating agreement without prior approval of holders of the Class A ordinary shares of such series.

Masterworks, including the Administrator, has experienced considerable growth since inception in 2017, which has been funded through borrowings from Scott W. Lynn, the Founder of Masterworks, equity contributions of approximately $110 million from private investors in October 2021 and borrowings under a $25 million senior secured revolving credit facility that expires in November 2025. Masterworks earns the vast majority of its management fees and obtains profits interests in the form of equity interests in issuers sponsored on the Masterworks Platform and periodically sells these equity interests for cash consideration. Masterworks has generated operating losses and negative cash flows from operations since 2022.

4

The Administrator earns fees in the form of SPC Preferred shares. Once earned the SPC Preferred shares will be exchangeable for Class A shares of the series of which the segregated portfolio holds the Artwork at an exchange rate of 1 for 1, which effectively results in dilution of other Class A shareholders of 1.5% per annum. The direct incremental costs incurred by the Administrator to satisfy its obligations under the Services Agreement are expected to be less than its revenues.

The Administrator has covenanted in the Services Agreement that for so long as such agreement remains in effect, the Administrator will maintain on hand cash reserves sufficient to pay at least one year of estimated expenses to satisfy its obligations under the Services Agreement to fund the Company’s and each series operations until the sale of the Artwork of each series. The costs incurred by the Administrator to satisfy its obligations under the Services Agreement and similar agreements for other issuers are expected to be less than its cash inflows, though such cash inflows may be insufficient to fund the Administrator’s operations and growth initiatives. Masterworks intends to fund its ongoing operations and future growth through the sale of management fee shares, together with other revenues generated by Masterworks, and may seek additional sources of third-party financing.

Masterworks’ revolving credit facility is secured by substantially all assets of Masterworks, including a pledge of equity interests in the Company beneficially owned by Masterworks. Other than these rights to acquire equity interests from Masterworks in the event of a default under the loan facility, Masterworks creditors have no rights, claims or interest in the assets of the Company. As of September 26, 2025, Masterworks has no outstanding borrowings under the credit facility. Any subsequent borrowings, if any, along with certain fees and expenses become due and payable on November 30, 2025.

The Administrator conducts other business activities, including the management of other entities similar to the Company and expects that, with scale and maturity of its operations as sales of artwork and management fee shares become a more regular occurrence, the Administrator’s cash inflows will consistently exceed its costs. The Company cannot estimate at this time what the aggregate costs and expenses of the Administrator will be with respect to such activities as they will depend on many factors. Additionally, we intend to own the Artwork of each series for an indefinite period, although we will evaluate any reasonable third party offers to acquire the Artwork of a series following the offering conducted by the series.

Recent Developments in the Art Market

Transaction volumes in the global art market continued to reset from its COVID-era highs through 2024 and into the first half of 2025. Contemporary auction sales fell by 36% in 2024 to a six-year low, led by a sharp pullback in ultra-contemporary works – those by artists born from the 1970s onward – which declined -43% YoY amid sustained weakness in Chinese demand. Post-War continued to dominate sales at the top end of the market, capturing 76% of the $1m+ value and 73% of the lots (and 81% of the $10m+ lots) within the combined Post-War & Contemporary category.

In general, lower sales volumes has the effect of diminishing consignor interest in selling top-quality material, particularly at public auction. As a result, sales at the very highest end tightened with one nine-figure lot sold in 2024 (compared to two in 2023 and six in 2022), and sales between $10m-$100m dropped 45.5%, exerting an outsized drag on totals. Market fundamentals, however, showed improvement: sell-through rates rose to 84%, a three-year high, and the price-to-estimate ratio grew to 29% from 27% in 2024, signaling healthier price discovery, better-matched expectations and a return to a more normalized market

Private sales channels captured increased transaction volume as sellers avoided public auctions and buyers sought discretion. Christie’s private sales rose 41% YoY and Sotheby’s rose 17%. Dealer-run digital channels have more than doubled since 2019, reflecting continued investment and buyer comfort online. Meanwhile, third-party guarantees remained a core tool for underwriting marquee works. Collectors skewed toward established, market-tested names, as Jean-Michel Basquiat, Andy Warhol, and David Hockney led 2024 auction sales, at $185m, $173m and $151m respectively, underscoring the depth in mature Post-War markets even as riskier Contemporary assets reset.

5

Looking ahead through 2025, market sentiment has improved, but tariffs, geopolitics, and financial-market volatility could temper demand, particularly at the top end of the market. We expect a selective, private sales-led recovery: Post-War should continue to anchor the high end, while Contemporary stabilizes off 2024 lows with selectivity, guarantees and private sales shaping the pace of the rebound. A backlog of major estate sales, which tends to bring new material to the market, remains a potential catalyst for improved market sentiment and opportunity for price discovery.

Current art market transaction volumes remain below prior periods, reducing near-term opportunities for artwork sales and by extension, capital formation for new offerings. This has resulted in fewer portfolio exits and corresponding distributions to investors. The Company continues to exercise flexibility in timing sales based on market conditions. For the Administrator, reduced realized sales has decreased cash flows from profit participation, though management fee accruals continue as designed.

We are not otherwise aware of any trends, uncertainties, demands, commitments or events that will materially affect our operations.

Commitments from Affiliates to Fund Operations

We have a written agreement with the Administrator to fund our operations and costs to maintain the Artwork of each series until we sell the Artwork or the earlier termination of the Services Agreement.

Item 2. Other Information

None.

6

Item 3. Consolidated Financial Statements

MASTERWORKS Vault 4, LLC

Consolidated Financial Statements

For the Period January 1, 2025 Through June 30, 2025

and For the Period January 1, 2024 Through June 30, 2024

F-1

MASTERWORKS VAULT 4, LLC

Consolidated Balance Sheet

As of June 30, 2025

	Series 326	Series 356	Series 361	Series 363	Series 366	Series 367	Series 368	Series 376	Series 380	Series 381	Series 383
ASSETS
Current Assets:
Cash and Cash Equivalents	$120	110	8,610	110	8,470	410	110	120	120	120	120
Total Current Assets	120	110	8,610	110	8,470	410	110	120	120	120	120
Artwork	1,665,000	1,776,000	500,000	492,000	981,000	1,057,000	403,000	1,110,000	2,609,000	1,665,000	1,066,000
Total Assets	$1,665,120	1,776,110	508,610	492,110	989,470	1,057,410	403,110	1,110,120	2,609,120	1,665,120	1,066,120
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	-	8,500	-	8,360	300	-	-	-	-	-
Other amounts due to affiliates	474,500	-	10,580	-	19,240	1,240	-	-	-	-	-
Total Current Liabilities	474,500	-	19,080	-	27,600	1,540	-	-	-	-	-
Total Liabilities	$474,500	-	19,080	-	27,600	1,540	-	-	-	-	-
Members’ Equity:
Total Members’ Equity	$1,190,620	1,776,110	489,530	492,110	961,870	1,055,870	403,110	1,110,120	2,609,120	1,665,120	1,066,120

Noncontrolling interests in consolidated subsidiary	-	18,280	3,960	3,700	4,680	11,480	4,800	29,059	19,800	42,740	26,013
Members’ Equity	1,190,620	1,757,830	485,570	488,410	957,190	1,044,390	398,310	1,081,061	2,589,320	1,622,380	1,040,107

Total Liabilities And Members’ Equity	$1,665,120	1,776,110	508,610	492,110	989,470	1,057,410	403,110	1,110,120	2,609,120	1,665,120	1,066,120

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-2

	Series 385	Series 387	Series 389	Series 391	Series 392	Series 393	Series 395	Series 403	Series 404	Series 405	Series 407
ASSETS
Current Assets:
Cash and Cash Equivalents	$120	110	110	110	110	120	1,910	120	110	120	5,810
Total Current Assets	120	110	110	110	110	120	1,910	120	110	120	5,810
Artwork	3,608,000	777,000	611,000	722,000	627,000	2,054,000	611,000	286,000	1,203,000	253,000	2,553,000
Total Assets	$3,608,120	777,110	611,110	722,110	627,110	2,054,120	612,910	286,120	1,203,110	253,120	2,558,810
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	-	-	-	-	-	1,800	-	-	-	5,700
Other amounts due to affiliates	-	-	8,160	-	-	-	8,260	-	-	-	11,500
Total Current Liabilities	-	-	8,160	-	-	-	10,060	-	-	-	17,200
Total Liabilities	$-	-	8,160	-	-	-	10,060	-	-	-	17,200
Members’ Equity:
Total Members’ Equity	$3,608,120	777,110	602,950	722,110	627,110	2,054,120	602,850	286,120	1,203,110	253,120	2,541,610

Noncontrolling interests in consolidated subsidiary	91,360	4,994	2,380	10,708	13,720	34,499	1,680	7,175	24,567	6,256	13,660
Members’ Equity	3,516,760	772,116	600,570	711,402	613,390	2,019,621	601,170	278,945	1,178,543	246,864	2,527,950

Total Liabilities And Members’ Equity	$3,608,120	777,110	611,110	722,110	627,110	2,054,120	612,910	286,120	1,203,110	253,120	2,558,810

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-3

	Series 412	Series 416	Series 418	Series 419	Series 422	Series 424	Series 425	Series 426	Series 427	Series 428	Series 433
ASSETS
Current Assets:
Cash and Cash Equivalents	$110	110	110	110	110	110	110	110	110	110	110
Total Current Assets	110	110	110	110	110	110	110	110	110	110	110
Artwork	888,000	944,000	611,000	2,341,000	722,000	3,316,000	555,000	722,000	1,055,000	1,721,000	283,000
Total Assets	$888,110	944,110	611,110	2,341,110	722,110	3,316,110	555,110	722,110	1,055,110	1,721,110	283,110
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Total Current Liabilities	-	-	-	-	-	-	-	-	-	-	-
Total Liabilities	$-	-	-	-	-	-	-	-	-	-	-
Members’ Equity:
Total Members’ Equity	$888,110	944,110	611,110	2,341,110	722,110	3,316,110	555,110	722,110	1,055,110	1,721,110	283,110

Noncontrolling interests in consolidated subsidiary	19,520	15,880	7,215	35,220	12,280	56,523	12,115	10,280	16,900	27,140	4,300
Members’ Equity	868,590	928,230	603,895	2,305,890	709,830	3,259,588	542,995	711,830	1,038,210	1,693,970	278,810

Total Liabilities And Members’ Equity	$888,110	944,110	611,110	2,341,110	722,110	3,316,110	555,110	722,110	1,055,110	1,721,110	283,110

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-4

	Series 434	Series 435	Series 437	Series 440	Series 448	Series 450	Series 454	Series 455	Series 457	Series 458	Series 459	Consolidated
ASSETS
Current Assets:
Cash and Cash Equivalents	$110	110	110	110	870	190	1,500	100	2,100	180	600	34,360
Total Current Assets	110	110	110	110	870	190	1,500	100	2,100	180	600	34,360
Artwork	1,785,000	632,500	511,000	2,109,000	638,000	805,000	3,191,000	473,000	1,001,000	382,000	255,000	51,569,500
Total Assets	$1,785,110	632,610	511,110	2,109,110	638,870	805,190	3,192,500	473,100	1,003,100	382,180	255,600	51,603,860
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	-	-	-	760	80	1,400	-	2,000	80	500	29,480
Other amounts due to affiliates	4,200	-	-	-	14,460	-	4,300	-	28,600	9,960	900	595,900
Total Current Liabilities	4,200	-	-	-	15,220	80	5,700	-	30,600	10,040	1,400	625,380
Total Liabilities	$4,200	-	-	-	15,220	80	5,700	-	30,600	10,040	1,400	625,380
Members’ Equity:
Total Members’ Equity	$1,780,910	632,610	511,110	2,109,110	623,650	805,110	3,186,800	473,100	972,500	372,140	254,200	50,978,480

Noncontrolling interests in consolidated subsidiary	9,560	8,960	5,260	25,960	2,500	6,640	23,760	2,560	1,920	960	940	681,903
Members’ Equity	1,771,350	623,650	505,850	2,083,150	621,150	798,470	3,163,040	470,540	970,580	371,180	253,260	50,296,577

Total Liabilities And Members’ Equity	$1,785,110	632,610	511,110	2,109,110	638,870	805,190	3,192,500	473,100	1,003,100	382,180	255,600	51,603,860

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-5

MASTERWORKS VAULT 4, LLC

Consolidated Balance Sheet

As of June 30, 2024

	Series 326	Series 356	Series 361	Series 363	Series 366	Series 367	Series 368	Series 376	Series 380	Series 381	Series 383
ASSETS
Current Assets:
Cash and Cash Equivalents	$1,610	1,187,535	16,680	100	100	100	100	110	110	110	110
Total Current Assets	1,610	1,187,535	16,680	100	100	100	100	110	110	110	110
Artwork	1,665,000	-	500,000	-	-	-	-	1,110,000	2,609,000	1,665,000	1,066,000
Total Assets	$1,666,610	1,187,535	516,680	100	100	100	100	1,110,110	2,609,110	1,665,110	1,066,110
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$1,500	1,183,660	16,580	-	-	-	-	-	-	-	-
Amounts due to affiliate for purchase of artwork	928,880	-	323,780	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	3,775	-	-	-	-	-	-	-	-	-
Total Current Liabilities	930,380	1,187,435	340,360	-	-	-	-	-	-	-	-
Total Liabilities	$930,380	1,187,435	340,360	-	-	-	-	-	-	-	-
Members’ Equity:
Total Members’ Equity	$736,230	100	176,320	100	100	100	100	1,110,110	2,609,110	1,665,110	1,066,110

Noncontrolling interests in consolidated subsidiary	-	-	-	-	-	-	-	11,760	12,380	17,540	9,100
Members’ Equity	736,230	100	176,320	100	100	100	100	1,098,350	2,596,730	1,647,570	1,057,010

Total Liabilities And Members’ Equity	$1,666,610	1,187,535	516,680	100	100	100	100	1,110,110	2,609,110	1,665,110	1,066,110

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-6

	Series 385	Series 387	Series 389	Series 391	Series 392	Series 393	Series 395	Series 403	Series 404	Series 405	Series 407
ASSETS
Current Assets:
Cash and Cash Equivalents	$110	800	19,700	3,200	100	110	6,120	110	100	110	6,100
Total Current Assets	110	800	19,700	3,200	100	110	6,120	110	100	110	6,100
Artwork	3,608,000	777,000	611,000	722,000	627,000	2,054,000	611,000	286,000	1,203,000	253,000	2,553,000
Total Assets	$3,608,110	777,800	630,700	725,200	627,100	2,054,110	617,120	286,110	1,203,100	253,110	2,559,100
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	700	19,600	3,100	-	-	6,020	-	-	-	6,000
Amounts due to affiliate for purchase of artwork	-	192,000	308,540	51,600	-	-	408,920	-	-	-	773,540
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Total Current Liabilities	-	192,700	328,140	54,700	-	-	414,940	-	-	-	779,540
Total Liabilities	$-	192,700	328,140	54,700	-	-	414,940	-	-	-	779,540
Members’ Equity:
Total Members’ Equity	$3,608,110	585,100	302,560	670,500	627,100	2,054,110	202,180	286,110	1,203,100	253,110	1,779,560

Noncontrolling interests in consolidated subsidiary	36,760	-	-	-	4,240	8,540	-	2,560	6,000	2,040	-
Members’ Equity	3,571,350	585,100	302,560	670,500	622,860	2,045,570	202,180	283,550	1,197,100	251,070	1,779,560

Total Liabilities And Members’ Equity	$3,608,110	777,800	630,700	725,200	627,100	2,054,110	617,120	286,110	1,203,100	253,110	2,559,100

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-7

	Series 412	Series 416	Series 418	Series 419	Series 422	Series 424	Series 425	Series 426	Series 427	Series 428	Series 433
ASSETS
Current Assets:
Cash and Cash Equivalents	$100	100	2,900	600	100	100	100	100	100	100	283,100
Total Current Assets	100	100	2,900	600	100	100	100	100	100	100	283,100
Artwork	888,000	944,000	611,000	2,341,000	722,000	3,316,000	555,000	722,000	1,055,000	1,721,000	-
Total Assets	$888,100	944,100	613,900	2,341,600	722,100	3,316,100	555,100	722,100	1,055,100	1,721,100	283,100
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	-	2,800	500	-	-	-	-	-	-	283,000
Amounts due to affiliate for purchase of artwork	-	-	247,980	10,500	-	-	-	500	50,000	-	-
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Total Current Liabilities	-	-	250,780	11,000	-	-	-	500	50,000	-	283,000
Total Liabilities	$-	-	250,780	11,000	-	-	-	500	50,000	-	283,000
Members’ Equity:
Total Members’ Equity	$888,100	944,100	363,120	2,330,600	722,100	3,316,100	555,100	721,600	1,005,100	1,721,100	100

Noncontrolling interests in consolidated subsidiary	6,080	4,480	-	5,740	1,360	6,220	3,280	940	1,060	1,220	-
Members’ Equity	882,020	939,620	363,120	2,324,860	720,740	3,309,880	551,820	720,660	1,004,040	1,719,880	100

Total Liabilities And Members’ Equity	$888,100	944,100	613,900	2,341,600	722,100	3,316,100	555,100	722,100	1,055,100	1,721,100	283,100

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-8

	Series 434	Series 435	Series 437	Series 440	Series 448	Series 450	Series 454	Series 455	Series 457	Series 458	Series 459	Consolidated
ASSETS
Current Assets:
Cash and Cash Equivalents	$305,791	582,600	17,860	1,389,738	-	-	-	-	-	-	-	3,826,614
Total Current Assets	305,791	582,600	17,860	1,389,738	-	-	-	-	-	-	-	3,826,614
Artwork	-	-	511,000	-	-	-	-	-	-	-	-	35,306,000
Total Assets	$305,791	582,600	528,860	1,389,738	-	-	-	-	-	-	-	39,132,614
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$303,940	582,500	17,760	1,383,240	-	-	-	-	-	-	-	3,810,900
Amounts due to affiliate for purchase of artwork	-	-	306,420	-	-	-	-	-	-	-	-	3,602,660
Other amounts due to affiliates	1,751	-	-	6,398	-	-	-	-	-	-	-	11,924
Total Current Liabilities	305,691	582,500	324,180	1,389,638	-	-	-	-	-	-	-	7,425,484
Total Liabilities	$305,691	582,500	324,180	1,389,638	-	-	-	-	-	-	-	7,425,484
Members’ Equity:
Total Members’ Equity	$100	100	204,680	100	-	-	-	-	-	-	-	31,707,130

Noncontrolling interests in consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	-	141,300
Members’ Equity	100	100	204,680	100	-	-	-	-	-	-	-	31,565,830

Total Liabilities And Members’ Equity	$305,791	582,600	528,860	1,389,738	-	-	-	-	-	-	-	39,132,614

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-9

MASTERWORKS VAULT 4, LLC

Consolidated Income Statement

For the period from January 1, 2025 through June 30, 2025

	Series 326	Series 356	Series 361	Series 363	Series 366	Series 367	Series 368	Series 376	Series 380	Series 381	Series 383
Income:
Total Income	$-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - administrative services fees	$-	13,320	3,720	3,700	4,680	7,920	3,000	8,899	19,800	12,720	8,823
Total Expenses	-	13,320	3,720	3,700	4,680	7,920	3,000	8,899	19,800	12,720	8,823
Net Income/(Loss)	$-	(13,320)	(3,720)	(3,700)	(4,680)	(7,920)	(3,000)	(8,899)	(19,800)	(12,720)	(8,823)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$-	(0.15)	(0.15)	(0.15)	(0.11)	(0.15)	(0.15)	(0.16)	(0.15)	(0.15)	(0.17)
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	49,112	88,854	24,278	24,143	41,273	52,414	20,170	55,557	130,582	83,335	53,354

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-10

	Series 385	Series 387	Series 389	Series 391	Series 392	Series 393	Series 395	Series 403	Series 404	Series 405	Series 407
Income:
Total Income	$-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - administrative services fees	$27,480	4,994	2,380	5,808	4,800	16,559	1,680	2,353	9,567	2,167	13,660
Total Expenses	27,480	4,994	2,380	5,808	4,800	16,559	1,680	2,353	9,567	2,167	13,660
Net Income/(Loss)	$(27,480)	(4,994)	(2,380)	(5,808)	(4,800)	(16,559)	(1,680)	(2,353)	(9,567)	(2,167)	(13,660)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	(0.13)	(0.09)	(0.16)	(0.15)	(0.16)	(0.07)	(0.16)	(0.16)	(0.17)	(0.11)
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	180,583	37,624	26,409	36,136	31,382	102,804	22,885	14,314	60,211	12,663	121,519

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-11

	Series 412	Series 416	Series 418	Series 419	Series 422	Series 424	Series 425	Series 426	Series 427	Series 428	Series 433
Income:
Total Income	$-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - administrative services fees	$6,720	7,200	4,655	17,760	5,520	25,463	4,404	5,520	7,920	12,960	2,160
Total Expenses	6,720	7,200	4,655	17,760	5,520	25,463	4,404	5,520	7,920	12,960	2,160
Net Income/(Loss)	$(6,720)	(7,200)	(4,655)	(17,760)	(5,520)	(25,463)	(4,404)	(5,520)	(7,920)	(12,960)	(2,160)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	(0.15)	(0.15)	(0.15)	(0.15)	(0.15)	(0.16)	(0.15)	(0.15)	(0.15)	(0.15)
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	44,445	47,248	30,580	117,168	36,137	165,967	27,778	36,137	52,803	86,136	14,164

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-12

	Series 434	Series 435	Series 437	Series 440	Series 448	Series 450	Series 454	Series 455	Series 457	Series 458	Series 459	Consolidated
Income:
Total Income	$-	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - administrative services fees	$9,560	4,800	3,840	15,840	2,500	6,000	23,760	2,560	1,920	960	940	350,991
Total Expenses	9,560	4,800	3,840	15,840	2,500	6,000	23,760	2,560	1,920	960	940	350,991
Net Income/(Loss)	$(9,560)	(4,800)	(3,840)	(15,840)	(2,500)	(6,000)	(23,760)	(2,560)	(1,920)	(960)	(940)	(350,991)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.12)	(0.15)	(0.15)	(0.15)	(0.11)	(0.15)	(0.15)	(0.11)	-	(0.05)	(0.08)	(5.93)
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	81,668	31,657	25,512	105,405	21,796	39,749	158,209	23,203	-	18,010	12,359	2,445,735

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-13

MASTERWORKS VAULT 4, LLC

Consolidated Income Statement

For the period from January 1, 2024 through June 30, 2024

	Series 326	Series 356	Series 361	Series 363	Series 366	Series 367	Series 368	Series 376	Series 380	Series 381	Series 383
Income:
Total Income	$-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - administrative services fees	$-	-	-	-	-	-	-	8,400	12,380	12,480	8,040
Total Expenses	-	-	-	-	-	-	-	8,400	12,380	12,480	8,040
Net Income/(Loss)	$-	-	-	-	-	-	-	(8,400)	(12,380)	(12,480)	(8,040)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$-	-	-	-	-	-	-	(0.15)	(0.10)	(0.15)	(0.15)
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	24,017	-	-	-	-	-	-	55,500	121,849	83,250	53,300

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-14

	Series 385	Series 387	Series 389	Series 391	Series 392	Series 393	Series 395	Series 403	Series 404	Series 405	Series 407
Income:
Total Income	$-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - administrative services fees	$27,120	-	-	-	4,240	8,540	-	2,160	6,000	1,920	-
Total Expenses	27,120	-	-	-	4,240	8,540	-	2,160	6,000	1,920	-
Net Income/(Loss)	$(27,120)	-	-	-	(4,240)	(8,540)	-	(2,160)	(6,000)	(1,920)	-

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	-	-	-	(0.14)	(0.10)	-	(0.15)	(0.10)	(0.15)	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	180,400	25,475	14,418	24,887	31,350	86,570	9,323	14,300	59,055	12,650	75,528

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-15

	Series 412	Series 416	Series 418	Series 419	Series 422	Series 424	Series 425	Series 426	Series 427	Series 428	Series 433
Income:
Total Income	$-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - administrative services fees	$6,080	4,480	-	5,740	1,360	6,220	3,280	940	1,060	1,220	-
Total Expenses	6,080	4,480	-	5,740	1,360	6,220	3,280	940	1,060	1,220	-
Net Income/(Loss)	$(6,080)	(4,480)	-	(5,740)	(1,360)	(6,220)	(3,280)	(940)	(1,060)	(1,220)	-

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.14)	(0.09)	-	(0.05)	(0.04)	(0.04)	(0.12)	(0.03)	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	44,400	47,200	17,111	116,525	36,100	165,800	27,750	35,957	-	-	-

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-16

	Series 434	Series 435	Series 437	Series 440	Series 448	Series 450	Series 454	Series 455	Series 457	Series 458	Series 459	Consolidated
Income:
Total Income	$-	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - administrative services fees	$-	-	-	-	-	-	-	-	-	-	-	121,660
Total Expenses	-	-	-	-	-	-	-	-	-	-	-	121,660
Net Income/(Loss)	$-	-	-	-	-	-	-	-	-	-	-	(121,660)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$-	-	-	-	-	-	-	-	-	-	-	(1.84)
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	-	-	8,319	-	-	-	-	-	-	-	-	1,371,034

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-17

MASTERWORKS VAULT 4, LLC

Consolidated Statement of Members’ Equity

(Unaudited)

Series 326
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	8,971	$179,430	1,000	$100	$179,530	-	$-	$179,530
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	27,835	556,700	-	-	556,700	-	-	556,700
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	36,806	$736,130	1,000	$100	$736,230	-	$-	$736,230

Balance at January 1, 2025	39,867	$797,360	1,000	$100	797,460	-	$-	$797,460
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	19,658	393,160	-	-	393,160	-	-	393,160
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	59,525	$1,190,520	1,000	$100	$1,190,620	-	$-	$1,190,620

F-18

Series 356
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2025	88,675	$1,768,550	1,000	$100	1,768,650	248	$4,960	$1,773,610
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	125	2,500	-	-	2,500	-	-	2,500
Shares issued to noncontrolling interests for management services	-	-	-	-	-	666	13,320	13,320
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(13,320)	-	-	(13,320)	-	-	(13,320)
Balance at June 30, 2025	88,800	$1,757,730	1,000	$100	$1,757,830	914	$18,280	$1,776,110

F-19

Series 361
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-

Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	8,811	176,220	-	-	176,220	-	-	176,220
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	8,811	$176,220	1,000	$100	$176,320	-	$-	$176,320

Balance at January 1, 2025	23,918	$478,130	1,000	$100	478,230	12	$240	$478,470
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	553	11,060	-	-	11,060	-	-	11,060
Shares issued to noncontrolling interests for management services	-	-	-	-	-	186	3,720	3,720
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,720)	-	-	(3,720)	-	-	(3,720)
Balance at June 30, 2025	24,471	$485,470	1,000	$100	$485,570	198	$3,960	$489,530

F-20

Series 363
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-

Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2025	23,015	$460,310	1,000	$100	460,410	-	$-	$460,410
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	1,585	31,700	-	-	31,700	-	-	31,700
Shares issued to noncontrolling interests for management services	-	-	-	-	-	185	3,700	3,700
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,700)	-	-	(3,700)	-	-	(3,700)
Balance at June 30, 2025	24,600	$488,310	1,000	$100	$488,410	185	$3,700	$492,110

F-21

Series 366
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-

Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2025	19,286	$385,730	1,000	$100	385,830	-	$-	$385,830
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	28,802	576,040	-	-	576,040	-	-	576,040
Shares issued to noncontrolling interests for management services	-	-	-	-	-	234	4,680	4,680
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,680)	-	-	(4,680)	-	-	(4,680)
Balance at June 30, 2025	48,088	$957,090	1,000	$100	$957,190	234	$4,680	$961,870

F-22

Series 367
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-

Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2025	52,350	$1,043,450	1,000	$100	1,043,550	178	$3,560	$1,047,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	438	8,760	-	-	8,760	-	-	8,760
Shares issued to noncontrolling interests for management services	-	-	-	-	-	396	7,920	7,920
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(7,920)	-	-	(7,920)	-	-	(7,920)
Balance at June 30, 2025	52,788	$1,044,290	1,000	$100	$1,044,390	574	$11,480	$1,055,870

F-23

Series 368
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2025	20,150	$401,210	1,000	$100	401,310	90	$1,800	$403,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	150	3,000	3,000
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,000)	-	-	(3,000)	-	-	(3,000)
Balance at June 30, 2025	20,150	$398,210	1,000	$100	$398,310	240	$4,800	$403,110

F-24

Series 376
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	55,500	$1,106,650	1,000	$100	$1,106,750	168	$3,360	$1,110,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	420	8,400	8,400
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(8,400)	-	-	(8,400)	-	-	(8,400)
Balance at June 30, 2024	55,500	$1,098,250	1,000	$100	$1,098,350	588	$11,760	$1,110,110

Balance at January 1, 2025	55,500	$1,089,860	1,000	$100	1,089,960	1,008	$20,160	$1,110,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	426	8,899	8,899
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(8,899)	-	-	(8,899)	-	-	(8,899)
Balance at June 30, 2025	55,500	$1,080,961	1,000	$100	$1,081,061	1,434	$29,059	$1,110,120

F-25

Series 380
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	90,555	$1,811,110	1,000	$100	$1,811,210	-	$-	$1,811,210
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	39,895	797,900	-	-	797,900	-	-	797,900
Shares issued to noncontrolling interests for management services	-	-	-	-	-	619	12,380	12,380
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(12,380)	-	-	(12,380)	-	-	(12,380)
Balance at June 30, 2024	130,450	$2,596,630	1,000	$100	$2,596,730	619	$12,380	$2,609,110

Balance at January 1, 2025	130,450	$2,577,080	1,000	$100	2,577,180	1,597	$31,940	$2,609,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	990	19,800	19,800
Shares exchanged	1,597	31,940	-	-	31,940	(1,597)	(31,940)	-
Net income/(loss)	-	(19,800)	-	-	(19,800)	-	-	(19,800)
Balance at June 30, 2025	132,047	$2,589,220	1,000	$100	$2,589,320	990	$19,800	$2,609,120

F-26

Series 381
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	83,250	$1,659,950	1,000	$100	$1,660,050	253	$5,060	$1,665,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	624	12,480	12,480
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(12,480)	-	-	(12,480)	-	-	(12,480)
Balance at June 30, 2024	83,250	$1,647,470	1,000	$100	$1,647,570	877	$17,540	$1,665,110

Balance at January 1, 2025	83,250	$1,635,000	1,000	$100	1,635,100	1,501	$30,020	$1,665,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	636	12,720	12,720
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(12,720)	-	-	(12,720)	-	-	(12,720)
Balance at June 30, 2025	83,250	$1,622,280	1,000	$100	$1,622,380	2,137	$42,740	$1,665,120

F-27

Series 383
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	53,300	$1,064,950	1,000	$100	$1,065,050	53	$1,060	$1,066,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	402	8,040	8,040
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(8,040)	-	-	(8,040)	-	-	(8,040)
Balance at June 30, 2024	53,300	$1,056,910	1,000	$100	$1,057,010	455	$9,100	$1,066,110

Balance at January 1, 2025	53,300	$1,048,830	1,000	$100	1,048,930	857	$17,190	$1,066,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	408	8,823	8,823
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(8,823)	-	-	(8,823)	-	-	(8,823)
Balance at June 30, 2025	53,300	$1,040,007	1,000	$100	$1,040,107	1,265	$26,013	$1,066,120

F-28

Series 385
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	180,400	$3,598,370	1,000	$100	$3,598,470	482	$9,640	$3,608,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,356	27,120	27,120
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(27,120)	-	-	(27,120)	-	-	(27,120)
Balance at June 30, 2024	180,400	$3,571,250	1,000	$100	$3,571,350	1,838	$36,760	$3,608,110

Balance at January 1, 2025	180,400	$3,544,140	1,000	$100	3,544,240	3,194	$63,880	$3,608,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,374	27,480	27,480
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(27,480)	-	-	(27,480)	-	-	(27,480)
Balance at June 30, 2025	180,400	$3,516,660	1,000	$100	$3,516,760	4,568	$91,360	$3,608,120

F-29

Series 387
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	29,250	585,000	-	-	585,000	-	-	585,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	29,250	$585,000	1,000	$100	$585,100	-	$-	$585,100

Balance at January 1, 2025	35,510	$710,210	1,000	$100	710,310	-	$-	$710,310
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	3,340	66,800	-	-	66,800	-	-	66,800
Shares issued to noncontrolling interests for management services	-	-	-	-	-	247	4,994	4,994
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,994)	-	-	(4,994)	-	-	(4,994)
Balance at June 30, 2025	38,850	$772,016	1,000	$100	$772,116	247	$4,994	$777,110

F-30

Series 389
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	15,123	302,460	-	-	302,460	-	-	302,460
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	15,123	$302,460	1,000	$100	$302,560	-	$-	$302,560

Balance at January 1, 2025	19,281	$385,630	1,000	$100	385,730	-	$-	$385,730
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	10,861	217,220	-	-	217,220	-	-	217,220
Shares issued to noncontrolling interests for management services	-	-	-	-	-	119	2,380	2,380
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,380)	-	-	(2,380)	-	-	(2,380)
Balance at June 30, 2025	30,142	$600,470	1,000	$100	$600,570	119	$2,380	$602,950

F-31

Series 391
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	33,520	670,400	-	-	670,400	-	-	670,400
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	33,520	$670,400	1,000	$100	$670,500	-	$-	$670,500

Balance at January 1, 2025	36,100	$717,110	1,000	$100	717,210	245	$4,900	$722,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	270	5,808	5,808
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(5,808)	-	-	(5,808)	-	-	(5,808)
Balance at June 30, 2025	36,100	$711,302	1,000	$100	$711,402	515	$10,708	$722,110

F-32

Series 392
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	31,350	627,000	-	-	627,000	-	-	627,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	212	4,240	4,240
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,240)	-	-	(4,240)	-	-	(4,240)
Balance at June 30, 2024	31,350	$622,760	1,000	$100	$622,860	212	$4,240	$627,100

Balance at January 1, 2025	31,350	$618,090	1,000	$100	618,190	446	$8,920	$627,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	240	4,800	4,800
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,800)	-	-	(4,800)	-	-	(4,800)
Balance at June 30, 2025	31,350	$613,290	1,000	$100	$613,390	686	$13,720	$627,110

F-33

Series 393
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	52,674	$1,053,490	1,000	$100	$1,053,590	-	$-	$1,053,590
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	50,026	1,000,520	-	-	1,000,520	-	-	1,000,520
Shares issued to noncontrolling interests for management services	-	-	-	-	-	427	8,540	8,540
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(8,540)	-	-	(8,540)	-	-	(8,540)
Balance at June 30, 2024	102,700	$2,045,470	1,000	$100	$2,045,570	427	$8,540	$2,054,110

Balance at January 1, 2025	102,700	$2,030,120	1,000	$100	2,030,220	1,195	$23,900	$2,054,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	780	16,559	16,559
Shares exchanged	298	5,960	-	-	5,960	(298)	(5,960)	-
Net income/(loss)	-	(16,559)	-	-	(16,559)	-	-	(16,559)
Balance at June 30, 2025	102,998	$2,019,521	1,000	$100	$2,019,621	1,677	$34,499	$2,054,120

F-34

Series 395
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	10,104	202,080	-	-	202,080	-	-	202,080
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	10,104	$202,080	1,000	$100	$202,180	-	$-	$202,180

Balance at January 1, 2025	15,247	$304,950	1,000	$100	305,050	-	$-	$305,050
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	14,890	297,800	-	-	297,800	-	-	297,800
Shares issued to noncontrolling interests for management services	-	-	-	-	-	84	1,680	1,680
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(1,680)	-	-	(1,680)	-	-	(1,680)
Balance at June 30, 2025	30,137	$601,070	1,000	$100	$601,170	84	$1,680	$602,850

F-35

Series 403
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	14,300	$285,610	1,000	$100	$285,710	20	$400	$286,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	108	2,160	2,160
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,160)	-	-	(2,160)	-	-	(2,160)
Balance at June 30, 2024	14,300	$283,450	1,000	$100	$283,550	128	$2,560	$286,110

Balance at January 1, 2025	14,300	$281,198	1,000	$100	281,298	236	$4,822	$286,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	108	2,353	2,353
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,353)	-	-	(2,353)	-	-	(2,353)
Balance at June 30, 2025	14,300	$278,845	1,000	$100	$278,945	344	$7,175	$286,120

F-36

Series 404
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	60,150	1,203,000	-	-	1,203,000	-	-	1,203,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	300	6,000	6,000
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(6,000)	-	-	(6,000)	-	-	(6,000)
Balance at June 30, 2024	60,150	$1,197,000	1,000	$100	$1,197,100	300	$6,000	$1,203,100

Balance at January 1, 2025	60,150	$1,188,010	1,000	$100	1,188,110	750	$15,000	$1,203,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	456	9,567	9,567
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(9,567)	-	-	(9,567)	-	-	(9,567)
Balance at June 30, 2025	60,150	$1,178,443	1,000	$100	$1,178,543	1,206	$24,567	$1,203,110

F-37

Series 405
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	12,650	$252,890	1,000	$100	$252,990	6	$120	$253,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	96	1,920	1,920
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(1,920)	-	-	(1,920)	-	-	(1,920)
Balance at June 30, 2024	12,650	$250,970	1,000	$100	$251,070	102	$2,040	$253,110

Balance at January 1, 2025	12,650	$248,931	1,000	$100	249,031	198	$4,089	$253,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	96	2,167	2,167
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,167)	-	-	(2,167)	-	-	(2,167)
Balance at June 30, 2025	12,650	$246,764	1,000	$100	$246,864	294	$6,256	$253,120

F-38

Series 407
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	88,973	1,779,460	-	-	1,779,460	-	-	1,779,460
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	88,973	$1,779,460	1,000	$100	$1,779,560	-	$-	$1,779,560

Balance at January 1, 2025	111,739	$2,234,790	1,000	$100	2,234,890	-	$-	$2,234,890
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	15,336	306,720	-	-	306,720	-	-	306,720
Shares issued to noncontrolling interests for management services	-	-	-	-	-	683	13,660	13,660
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(13,660)	-	-	(13,660)	-	-	(13,660)
Balance at June 30, 2025	127,075	$2,527,850	1,000	$100	$2,527,950	683	$13,660	$2,541,610

F-39

Series 412
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	44,400	888,000	-	-	888,000	-	-	888,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	304	6,080	6,080
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(6,080)	-	-	(6,080)	-	-	(6,080)
Balance at June 30, 2024	44,400	$881,920	1,000	$100	$882,020	304	$6,080	$888,100

Balance at January 1, 2025	44,400	$875,210	1,000	$100	875,310	640	$12,800	$888,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	336	6,720	6,720
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(6,720)	-	-	(6,720)	-	-	(6,720)
Balance at June 30, 2025	44,400	$868,490	1,000	$100	$868,590	976	$19,520	$888,110

F-40

Series 416
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	47,200	944,000	-	-	944,000	-	-	944,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	224	4,480	4,480
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,480)	-	-	(4,480)	-	-	(4,480)
Balance at June 30, 2024	47,200	$939,520	1,000	$100	$939,620	224	$4,480	$944,100

Balance at January 1, 2025	47,200	$932,450	1,000	$100	932,550	578	$11,560	$944,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	360	7,200	7,200
Shares exchanged	144	2,880	-	-	2,880	(144)	(2,880)	-
Net income/(loss)	-	(7,200)	-	-	(7,200)	-	-	(7,200)
Balance at June 30, 2025	47,344	$928,130	1,000	$100	$928,230	794	$15,880	$944,110
F-41

Series 418
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	18,151	363,020	-	-	363,020	-	-	363,020
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	18,151	$363,020	1,000	$100	$363,120	-	$-	$363,120

Balance at January 1, 2025	30,550	$608,450	1,000	$100	608,550	128	$2,560	$611,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	228	4,655	4,655
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,655)	-	-	(4,655)	-	-	(4,655)
Balance at June 30, 2025	30,550	$603,795	1,000	$100	$603,895	356	$7,215	$611,110

F-42

Series 419
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	116,525	2,330,500	-	-	2,330,500	-	-	2,330,500
Shares issued to noncontrolling interests for management services	-	-	-	-	-	287	5,740	5,740
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(5,740)	-	-	(5,740)	-	-	(5,740)
Balance at June 30, 2024	116,525	$2,324,760	1,000	$100	$2,324,860	287	$5,740	$2,330,600

Balance at January 1, 2025	117,050	$2,317,750	1,000	$100	2,317,850	1,163	$23,260	$2,341,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	888	17,760	17,760
Shares exchanged	290	5,800	-	-	5,800	(290)	(5,800)	-
Net income/(loss)	-	(17,760)	-	-	(17,760)	-	-	(17,760)
Balance at June 30, 2025	117,340	$2,305,790	1,000	$100	$2,305,890	1,761	$35,220	$2,341,110

F-43

Series 422
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	36,100	722,000	-	-	722,000	-	-	722,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	68	1,360	1,360
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(1,360)	-	-	(1,360)	-	-	(1,360)
Balance at June 30, 2024	36,100	$720,640	1,000	$100	$720,740	68	$1,360	$722,100

Balance at January 1, 2025	36,100	$715,250	1,000	$100	715,350	338	$6,760	$722,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	276	5,520	5,520
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(5,520)	-	-	(5,520)	-	-	(5,520)
Balance at June 30, 2025	36,100	$709,730	1,000	$100	$709,830	614	$12,280	$722,110

F-44

Series 424
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	165,800	3,316,000	-	-	3,316,000	-	-	3,316,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	311	6,220	6,220
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(6,220)	-	-	(6,220)	-	-	(6,220)
Balance at June 30, 2024	165,800	$3,309,780	1,000	$100	$3,309,880	311	$6,220	$3,316,100

Balance at January 1, 2025	165,800	$3,284,950	1,000	$100	3,285,050	1,553	$31,060	$3,316,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,254	25,463	25,463
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(25,463)	-	-	(25,463)	-	-	(25,463)
Balance at June 30, 2025	165,800	$3,259,488	1,000	$100	$3,259,588	2,807	$56,523	$3,316,110

F-45

Series 425
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	27,750	555,000	-	-	555,000	-	-	555,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	164	3,280	3,280
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,280)	-	-	(3,280)	-	-	(3,280)
Balance at June 30, 2024	27,750	$551,720	1,000	$100	$551,820	164	$3,280	$555,100

Balance at January 1, 2025	27,750	$547,299	1,000	$100	547,399	374	$7,711	$555,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	210	4,404	4,404
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,404)	-	-	(4,404)	-	-	(4,404)
Balance at June 30, 2025	27,750	$542,895	1,000	$100	$542,995	584	$12,115	$555,110

F-46

Series 426
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	36,075	721,500	-	-	721,500	-	-	721,500
Shares issued to noncontrolling interests for management services	-	-	-	-	-	47	940	940
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(940)	-	-	(940)	-	-	(940)
Balance at June 30, 2024	36,075	$720,560	1,000	$100	$720,660	47	$940	$721,600

Balance at January 1, 2025	36,100	$715,670	1,000	$100	715,770	317	$6,340	$722,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	276	5,520	5,520
Shares exchanged	79	1,580	-	-	1,580	(79)	(1,580)	-
Net income/(loss)	-	(5,520)	-	-	(5,520)	-	-	(5,520)
Balance at June 30, 2025	36,179	$711,730	1,000	$100	$711,830	514	$10,280	$722,110

F-47

Series 427
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	50,250	1,005,000	-	-	1,005,000	-	-	1,005,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	53	1,060	1,060
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(1,060)	-	-	(1,060)	-	-	(1,060)
Balance at June 30, 2024	50,250	$1,003,940	1,000	$100	$1,004,040	53	$1,060	$1,005,100

Balance at January 1, 2025	52,750	$1,046,030	1,000	$100	1,046,130	449	$8,980	$1,055,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	396	7,920	7,920
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(7,920)	-	-	(7,920)	-	-	(7,920)
Balance at June 30, 2025	52,750	$1,038,110	1,000	$100	$1,038,210	845	$16,900	$1,055,110

F-48

Series 428
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	86,050	1,721,000	-	-	1,721,000	-	-	1,721,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	61	1,220	1,220
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(1,220)	-	-	(1,220)	-	-	(1,220)
Balance at June 30, 2024	86,050	$1,719,780	1,000	$100	$1,719,880	61	$1,220	$1,721,100

Balance at January 1, 2025	86,050	$1,706,830	1,000	$100	1,706,930	709	$14,180	$1,721,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	648	12,960	12,960
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(12,960)	-	-	(12,960)	-	-	(12,960)
Balance at June 30, 2025	86,050	$1,693,870	1,000	$100	$1,693,970	1,357	$27,140	$1,721,110

F-49

Series 433
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2025	14,150	$280,870	1,000	$100	280,970	107	$2,140	$283,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	108	2,160	2,160
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,160)	-	-	(2,160)	-	-	(2,160)
Balance at June 30, 2025	14,150	$278,710	1,000	$100	$278,810	215	$4,300	$283,110

F-50

Series 434
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2025	64,635	$1,292,710	1,000	$100	1,292,810	-	$-	$1,292,810
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	24,405	488,100	-	-	488,100	-	-	488,100
Shares issued to noncontrolling interests for management services	-	-	-	-	-	478	9,560	9,560
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(9,560)	-	-	(9,560)	-	-	(9,560)
Balance at June 30, 2025	89,040	$1,771,250	1,000	$100	$1,771,350	478	$9,560	$1,780,910

F-51

Series 435
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2025	31,625	$628,350	1,000	$100	628,450	208	$4,160	$632,610
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	240	4,800	4,800
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,800)	-	-	(4,800)	-	-	(4,800)
Balance at June 30, 2025	31,625	$623,550	1,000	$100	$623,650	448	$8,960	$632,610

F-52

Series 437
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	10,229	204,580	-	-	204,580	-	-	204,580
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	10,229	$204,580	1,000	$100	$204,680	-	$-	$204,680

Balance at January 1, 2025	25,245	$503,490	1,000	$100	503,590	71	$1,420	$505,010
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	305	6,100	-	-	6,100	-	-	6,100
Shares issued to noncontrolling interests for management services	-	-	-	-	-	192	3,840	3,840
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,840)	-	-	(3,840)	-	-	(3,840)
Balance at June 30, 2025	25,550	$505,750	1,000	$100	$505,850	263	$5,260	$511,110

F-53

Series 440
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2025	105,074	$2,091,370	1,000	$100	2,091,470	506	$10,120	$2,101,590
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	376	7,520	-	-	7,520	-	-	7,520
Shares issued to noncontrolling interests for management services	-	-	-	-	-	792	15,840	15,840
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(15,840)	-	-	(15,840)	-	-	(15,840)
Balance at June 30, 2025	105,450	$2,083,050	1,000	$100	$2,083,150	1,298	$25,960	$2,109,110

F-54

Series 448
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	10,995	$219,910	1,000	$100	220,010	-	$-	$220,010
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	20,182	403,640	-	-	403,640	-	-	403,640
Shares issued to noncontrolling interests for management services	-	-	-	-	-	125	2,500	2,500
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,500)	-	-	(2,500)	-	-	(2,500)
Balance at June 30, 2025	31,177	$621,050	1,000	$100	$621,150	125	$2,500	$623,650

F-55

Series 450
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	39,624	$791,850	1,000	$100	791,950	32	$640	$792,590
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	626	12,520	-	-	12,520	-	-	12,520
Shares issued to noncontrolling interests for management services	-	-	-	-	-	300	6,000	6,000
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(6,000)	-	-	(6,000)	-	-	(6,000)
Balance at June 30, 2025	40,250	$798,370	1,000	$100	$798,470	332	$6,640	$805,110

F-56

Series 454
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	-	$-	1,000	$100	100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	159,335	3,186,700	-	-	3,186,700	-	-	3,186,700
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,188	23,760	23,760
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(23,760)	-	-	(23,760)	-	-	(23,760)
Balance at June 30, 2025	159,335	$3,162,940	1,000	$100	$3,163,040	1,188	$23,760	$3,186,800

F-57

Series 455
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	-	$-	1,000	$100	100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	23,650	473,000	-	-	473,000	-	-	473,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	128	2,560	2,560
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,560)	-	-	(2,560)	-	-	(2,560)
Balance at June 30, 2025	23,650	$470,440	1,000	$100	$470,540	128	$2,560	$473,100

F-58

Series 457
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity

Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	-	$-	1,000	$100	100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	48,620	972,400	-	-	972,400	-	-	972,400
Shares issued to noncontrolling interests for management services	-	-	-	-	-	96	1,920	1,920
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(1,920)	-	-	(1,920)	-	-	(1,920)
Balance at June 30, 2025	48,620	$970,480	1,000	$100	$970,580	96	$1,920	$972,500

F-59

Series 458
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	-	$-	1,000	$100	100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	18,602	372,040	-	-	372,040	-	-	372,040
Shares issued to noncontrolling interests for management services	-	-	-	-	-	48	960	960
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(960)	-	-	(960)	-	-	(960)
Balance at June 30, 2025	18,602	$371,080	1,000	$100	$371,180	48	$960	$372,140

F-60

Series 459
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	-	$-	1,000	$100	100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	12,705	254,100	-	-	254,100	-	-	254,100
Shares issued to noncontrolling interests for management services	-	-	-	-	-	47	940	940
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(940)	-	-	(940)	-	-	(940)
Balance at June 30, 2025	12,705	$253,160	1,000	$100	$253,260	47	$940	$254,200

F-61

Series 460
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	-	$-	1,000	$100	100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	21,726	434,520	-	-	434,520	-	-	434,520
Shares issued to noncontrolling interests for management services	-	-	-	-	-	107	2,140	2,140
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,140)	-	-	(2,140)	-	-	(2,140)
Balance at June 30, 2025	21,726	$432,380	1,000	$100	$432,480	107	$2,140	$434,620

F-62

Series 477
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	-	$-	-	$-	-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	19,954	399,080	-	100	399,180	-	-	399,180
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	19,954	$399,080	1,000	$200	$399,280	-	$-	$399,280

F-63

Series 480
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	-	$-	-	$-	-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	100	100	-	-	100
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	-	$-	1,000	$200	$200	-	$-	$200

F-64

Series 496
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	-	$-	-	$-	-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	15,054	301,080	-	100	301,180	-	-	301,180
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	15,054	$301,080	1,000	$200	$301,280	-	$-	$301,280

F-65

Consolidated
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	551,600	$11,012,450	20,000	$2,000	$11,014,450	982	$19,640	$11,034,090
Class B shares issued upon entity formation	-	-	17,000	1,700	1,700	-	-	1,700
Share subscriptions settled - Net	1,033,567	20,671,340	-	-	20,671,340	-	-	20,671,340
Shares issued to noncontrolling interests for management services	-	-	-	-	-	6,083	121,660	121,660
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(121,660)		-	(121,660)	-	-	(121,660)
Balance at June 30, 2024	1,585,167	$31,562,130	37,000	$3,700	$31,565,830	7,065	$141,300	$31,707,130

Balance at January 1, 2025	2,144,286	$42,507,128	45,000	$4,500	$42,511,628	18,928	$379,072	$42,890,700
Class B shares issued upon entity formation	-	-	3,000	300	300	-	-	300
Share subscriptions settled - Net	461,128	9,222,560	-	300	9,222,860	-	-	9,222,860
Shares issued to noncontrolling interests for management services	-	-	-	-	-	17,455	353,131	353,131
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(353,131)	-	-	(353,131)	-	-	(353,131)
Balance at June 30, 2025	2,605,414	$51,376,557	48,000	$5,100	$51,381,657	36,383	$732,203	$52,113,860

F-66

MASTERWORKS VAULT 4, LLC

Consolidated Statement of Cash Flows

For the period from January 1, 2025 through June 30, 2025

	Series 326	Series 356	Series 361	Series 363	Series 366	Series 367	Series 368	Series 376	Series 380	Series 381	Series 383
Cash Flows from Operating Activities:
Net income/(loss)	$-	(13,320)	(3,720)	(3,700)	(4,680)	(7,920)	(3,000)	(8,899)	(19,800)	(12,720)	(8,823)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	-	13,320	3,720	3,700	4,680	7,920	3,000	8,899	19,800	12,720	8,823
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	(2,500)	(11,060)	(31,700)	(576,040)	(8,760)	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	(2,500)	(11,060)	(31,700)	(576,040)	(8,760)	-	-	-	-	-

Cash Flows from Financing Activities:
Net proceeds from unsettled subscriptions and investor subscription deposits	-	-	8,500	-	8,360	300	-	-	-	-	-
Proceeds from issuance of Class A ordinary shares	393,160	2,000	5,060	16,000	542,580	8,760	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	1,000	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	(393,160)	-	-	-	(1,000)	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	2,000	13,560	16,000	550,940	9,060	-	-	-	-	-

Net Change in Cash and Cash Equivalents	-	(500)	2,500	(15,700)	(25,100)	300	-	-	-	-	-
Cash and Cash Equivalents, beginning of period	120	610	6,110	15,810	33,570	110	110	120	120	120	120
Cash and Cash Equivalents, end of period	$120	110	8,610	110	8,470	410	110	120	120	120	120

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	500	6,000	15,700	33,460	-	-	-	-	-	-
Net payable to affiliate incurred for purchase of artwork	$150,000	-	-	-	496,280	-	-	-	-	-	-

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-67

	Series 385	Series 387	Series 389	Series 391	Series 392	Series 393	Series 395	Series 403	Series 404	Series 405	Series 407
Cash Flows from Operating Activities:
Net income/(loss)	$(27,480)	(4,994)	(2,380)	(5,808)	(4,800)	(16,559)	(1,680)	(2,353)	(9,567)	(2,167)	(13,660)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	27,480	4,994	2,380	5,808	4,800	16,559	1,680	2,353	9,567	2,167	13,660
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	(44,300)	(52,840)	-	-	-	(52,740)	-	-	-	(311,720)
Net Cash Provided/(Used) in Investing Activities	-	(44,300)	(52,840)	-	-	-	(52,740)	-	-	-	(311,720)

Cash Flows from Financing Activities:
Net proceeds from unsettled subscriptions and investor subscription deposits	-	-	-	-	-	-	-	1,800	-	-	-
Proceeds from issuance of Class A ordinary shares	-	58,800	216,300	-	-	-	297,800	-	-	-	304,920
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	5,000
Repayment of non-interest bearing advance from affiliate	-	(22,500)	(164,380)	-	-	-	(245,060)	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	36,300	51,920	-	-	-	54,540	-	-	-	315,620

Net Change in Cash and Cash Equivalents	-	(8,000)	(920)	-	-	-	1,800	-	-	-	3,900
Cash and Cash Equivalents, beginning of period	120	8,110	1,030	110	110	120	110	120	110	120	1,910
Cash and Cash Equivalents, end of period	$120	110	110	110	110	120	1,910	120	110	120	5,810

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	8,000	920	-	-	-	-	-	-	-	1,800
Net payable to affiliate incurred for purchase of artwork	$-	-	-	-	-	-	-	-	-	-	65,220

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-68

	Series 412	Series 416	Series 418	Series 419	Series 422	Series 424	Series 425	Series 426	Series 427	Series 428	Series 433
Cash Flows from Operating Activities:
Net income/(loss)	$(6,720)	(7,200)	(4,655)	(17,760)	(5,520)	(25,463)	(4,404)	(5,520)	(7,920)	(12,960)	(2,160)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	6,720	7,200	4,655	17,760	5,520	25,463	4,404	5,520	7,920	12,960	2,160
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Financing Activities:
Net proceeds from unsettled subscriptions and investor subscription deposits	-	-	-	-	-	-	-	-	-	-	-
Proceeds from issuance of Class A ordinary shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	-	-	-	-	-	-	-	-	-	-

Net Change in Cash and Cash Equivalents	-	-	-	-	-	-	-	-	-	-	-
Cash and Cash Equivalents, beginning of period	110	110	110	110	110	110	110	110	110	110	110
Cash and Cash Equivalents, end of period	$110	110	110	110	110	110	110	110	110	110	110

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	-	-	-	-	-	-	-	-	-	-
Net payable to affiliate incurred for purchase of artwork	$-	-	-	-	-	-	-	-	-	-	-

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-69

	Series 434	Series 435	Series 437	Series 440	Series 448	Series 450	Series 454	Series 455	Series 457	Series 458	Series 459	Consolidated
Cash Flows from Operating Activities:
Net income/(loss)	$(9,560)	(4,800)	(3,840)	(15,840)	(2,500)	(6,000)	(23,760)	(2,560)	(1,920)	(960)	(940)	(350,991)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	9,560	4,800	3,840	15,840	2,500	6,000	23,760	2,560	1,920	960	940	350,991
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	(19,774)	-	-	-	-	(19,774)
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	(19,774)	-	-	-	-	(19,774)

Cash Flows from Investing Activities:
Purchase of artwork	(177,324)	-	(6,100)	(20)	(48,540)	(12,520)	(3,186,700)	(473,000)	(972,400)	(372,040)	(254,100)	(6,594,404)
Net Cash Provided/(Used) in Investing Activities	(177,324)	-	(6,100)	(20)	(48,540)	(12,520)	(3,186,700)	(473,000)	(972,400)	(372,040)	(254,100)	(6,594,404)

Cash Flows from Financing Activities:
Net proceeds from unsettled subscriptions and investor subscription deposits	-	-	-	-	760	80	1,400	-	2,000	80	500	29,480
Proceeds from issuance of Class A ordinary shares	448,380	-	220	7,500	402,260	12,500	39,931	446,500	915,600	270,100	23,100	4,411,471
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	100	320,081	-	-	-	326,181
Repayment of non-interest bearing advance from affiliate	(310,776)	-	-	(7,500)	(355,100)	-	(100)	(320,081)	-	-	-	(1,819,657)
Net Cash Provided/(Used) in Financing Activities	137,604	-	220	-	47,920	12,580	41,331	446,500	917,600	270,180	23,600	2,947,474

Net Change in Cash and Cash Equivalents	(39,720)	-	(5,880)	(20)	(620)	60	(3,165,143)	(26,500)	(54,800)	(101,860)	(230,500)	(3,666,704)
Cash and Cash Equivalents, beginning of period	39,830	110	5,990	130	1,490	130	3,166,643	26,600	56,900	102,040	231,100	3,701,064
Cash and Cash Equivalents, end of period	$110	110	110	110	870	190	1,500	100	2,100	180	600	34,360

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$39,720	-	5,880	20	1,380	20	3,146,769	26,500	56,800	101,940	231,000	3,676,409
Net payable to affiliate incurred for purchase of artwork	$-	-	-	-	-	-	-	-	-	-	-	711,500

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-70

MASTERWORKS VAULT 4, LLC

Consolidated Statement of Cash Flows

For the period from January 1, 2024 through June 30, 2024

	Series 326	Series 356	Series 361	Series 363	Series 366	Series 367	Series 368	Series 376	Series 380	Series 381	Series 383
Cash Flows from Operating Activities:
Net income/(loss)	$-	-	-	-	-	-	-	(8,400)	(12,380)	(12,480)	(8,040)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - administrative services fees	-	-	-	-	-	-	-	8,400	12,380	12,480	8,040
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	3,775	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Operating Activities	-	3,775	-	-	-	-	-	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	-	(405,000)	-	-	-	-	-	(494,000)	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	(405,000)	-	-	-	-	-	(494,000)	-	-

Cash Flows from Financing Activities:
Proceeds from issuance of Class B Shares	-	100	100	100	100	100	100	-	-	-	-
Net proceeds from unsettled subscriptions and investor subscription deposits	1,500	1,183,660	16,580	-	-	-	-	-	-	-	-
Proceeds from issuance of Class A ordinary shares	552,000	-	176,220	-	-	-	-	-	796,400	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	251,640	-	-	-	-	-	400	-	-
Repayment of non-interest bearing advance from affiliate	(556,700)	-	(22,860)	-	-	-	-	-	(304,300)	-	-
Net Cash Provided/(Used) in Financing Activities	(3,200)	1,183,760	421,680	100	100	100	100	-	492,500	-	-

Net Change in Cash and Cash Equivalents	(3,200)	1,187,535	16,680	100	100	100	100	-	(1,500)	-	-
Cash and Cash Equivalents, beginning of period	4,810	-	-	-	-	-	-	110	1,610	110	110
Cash and Cash Equivalents, end of period	$1,610	1,187,535	16,680	100	100	100	100	110	110	110	110

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$4,700	-	-	-	-	-	-	-	1,500	-	-
Net payable to affiliate incurred for purchase of artwork	$150,000	-	45,000	-	-	-	-	-	-	-	-

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-71

	Series 385	Series 387	Series 389	Series 391	Series 392	Series 393	Series 395	Series 403	Series 404	Series 405	Series 407
Cash Flows from Operating Activities:
Net income/(loss)	$(27,120)	-	-	-	(4,240)	(8,540)	-	(2,160)	(6,000)	(1,920)	-
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - administrative services fees	27,120	-	-	-	4,240	8,540	-	2,160	6,000	1,920	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	(700,000)	(550,000)	(670,400)	(627,000)	(389,000)	(550,000)	-	(1,203,000)	-	(2,070,000)
Net Cash Provided/(Used) in Investing Activities	-	(700,000)	(550,000)	(670,400)	(627,000)	(389,000)	(550,000)	-	(1,203,000)	-	(2,070,000)

Cash Flows from Financing Activities:
Proceeds from issuance of Class B Shares	-	-	-	-	-	-	-	-	-	-	-
Net proceeds from unsettled subscriptions and investor subscription deposits	1,500	-	700	19,600	3,100	-	-	6,020	-	-	-
Proceeds from issuance of Class A ordinary shares	-	585,000	302,460	646,400	523,840	997,020	202,080	-	603,440	-	1,343,960
Proceeds from non-interest bearing advance from affiliate	-	660,540	371,820	-	-	1,000	374,820	-	174,000	-	755,100
Repayment of non-interest bearing advance from affiliate	-	(545,540)	(124,280)	-	-	(612,520)	(26,900)	-	(174,000)	-	(464,560)
Net Cash Provided/(Used) in Financing Activities	-	700,700	569,600	649,500	523,840	385,500	556,020	-	603,440	-	1,640,500

Net Change in Cash and Cash Equivalents	-	700	19,600	(20,900)	(103,160)	(3,500)	6,020	-	(599,560)	-	(429,500)
Cash and Cash Equivalents, beginning of period	110	100	100	24,100	103,260	3,610	100	110	599,660	110	435,600
Cash and Cash Equivalents, end of period	$110	800	19,700	3,200	100	110	6,120	110	100	110	6,100

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	-	-	24,000	103,160	3,500	-	-	599,560	-	435,500
Net payable to affiliate incurred for purchase of artwork	$-	-	-	-	-	-	-	-	-	-	230,000

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-72

	Series 412	Series 416	Series 418	Series 419	Series 422	Series 424	Series 425	Series 426	Series 427	Series 428	Series 433
Cash Flows from Operating Activities:
Net income/(loss)	$(6,080)	(4,480)	-	(5,740)	(1,360)	(6,220)	(3,280)	(940)	(1,060)	(1,220)	-
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - administrative services fees	6,080	4,480	-	5,740	1,360	6,220	3,280	940	1,060	1,220	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	(888,000)	(944,000)	(550,000)	(2,330,500)	(722,000)	(3,316,000)	(555,000)	(721,500)	(1,005,000)	(1,721,000)	-
Net Cash Provided/(Used) in Investing Activities	(888,000)	(944,000)	(550,000)	(2,330,500)	(722,000)	(3,316,000)	(555,000)	(721,500)	(1,005,000)	(1,721,000)	-

Cash Flows from Financing Activities:
Proceeds from issuance of Class B Shares	-	-	-	-	100	-	100	100	100	100	100
Net proceeds from unsettled subscriptions and investor subscription deposits	1,500	-	-	2,800	500	-	-	-	-	-	-
Proceeds from issuance of Class A ordinary shares	34,380	944,000	363,020	1,760,340	722,000	671,600	555,000	721,500	1,005,000	1,721,000	-
Proceeds from non-interest bearing advance from affiliate	-	-	281,280	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	(94,300)	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	34,380	944,000	552,800	1,760,840	722,100	671,600	555,100	721,600	1,005,100	1,721,100	283,100

Net Change in Cash and Cash Equivalents	(853,620)	-	2,800	(569,660)	100	(2,644,400)	100	100	100	100	283,100
Cash and Cash Equivalents, beginning of period	853,720	100	100	570,260	-	2,644,500	-	-	-	-	-
Cash and Cash Equivalents, end of period	$100	100	2,900	600	100	100	100	100	100	100	283,100

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$853,620	-	-	570,160	-	2,644,400	-	-	-	-	-
Net payable to affiliate incurred for purchase of artwork	$-	-	-	-	-	-	-	-	-	-	-

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-73

	Series 434	Series 435	Series 437	Series 440	Series 448	Series 450	Series 454	Series 455	Series 457	Series 458	Series 459	Consolidated
Cash Flows from Operating Activities:
Net income/(loss)	$-	-	-	-	-	-	-	-	-	-	-	(121,660)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - administrative services fees	-	-	-	-	-	-	-	-	-	-	-	121,660
Changes in operating assets and liabilities:
Other amounts due to affiliates	1,751	-	-	6,398	-	-	-	-	-	-	-	11,924
Net Cash Provided/(Used) in Operating Activities	1,751	-	-	6,398	-	-	-	-	-	-	-	11,924

Cash Flows from Investing Activities:
Purchase of artwork	-	-	(460,000)	-	-	-	-	-	-	-	-	(20,871,400)
Net Cash Provided/(Used) in Investing Activities	-	-	(460,000)	-	-	-	-	-	-	-	-	(20,871,400)

Cash Flows from Financing Activities:
Proceeds from issuance of Class B Shares	100	100	100	100	-	-	-	-	-	-	-	1,600
Net proceeds from unsettled subscriptions and investor subscription deposits	303,940	582,500	17,760	1,383,240	-	-	-	-	-	-	-	3,810,900
Proceeds from issuance of Class A ordinary shares	-	-	204,580	-	-	-	-	-	-	-	-	15,431,240
Proceeds from non-interest bearing advance from affiliate	-	-	342,460	-	-	-	-	-	-	-	-	3,213,060
Repayment of non-interest bearing advance from affiliate	-	-	(87,040)	-	-	-	-	-	-	-	-	(3,013,000)
Net Cash Provided/(Used) in Financing Activities	304,040	582,600	477,860	1,383,340	-	-	-	-	-	-	-	19,443,800

Net Change in Cash and Cash Equivalents	305,791	582,600	17,860	1,389,738	-	-	-	-	-	-	-	(1,415,676)
Cash and Cash Equivalents, beginning of period	-	-	-	-	-	-	-	-	-	-	-	5,242,290
Cash and Cash Equivalents, end of period	$305,791	582,600	17,860	1,389,738	-	-	-	-	-	-	-	3,826,614

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	-	-	-	-	-	-	-	-	-	-	5,240,100
Net payable to affiliate incurred for purchase of artwork	$-	-	-	-	-	-	-	-	-	-	-	425,000

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-74

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2025 and 2024

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization – Masterworks Vault 4, LLC (the “Company”) was formed on August 4, 2023 as a Delaware series limited liability company to facilitate investment in individual works of art (each, an “Artwork”) that will be owned by individual series of the Company. We are managed by our affiliate, Masterworks Administrative Services, LLC (the “Administrator”).

Each Artwork is owned by a separate series of the Company. Each series raises investment capital by offering Class A shares pursuant to Regulation A of the Securities Act of 1933, as amended. Each series issues Class A ordinary shares (“Class A shares”) representing ordinary membership interests in such series upon each closing of the series offering. Immediately following the consummation of the series offering, investors participating in such series offering will own 100% of the outstanding Class A shares issued by such series. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law.

All the proceeds from a series offering will be used to pay, directly or indirectly, for the acquisition of a single Artwork, and to pay an expense allocation to Masterworks Gallery, LLC (“Gallery”), a subsidiary of Masterworks, LLC (“Masterworks”), equal to 11% of the purchase price of the Artwork (or approximately 10% of the size of each series offering). The Company is managed by a Board of Managers comprised of three individuals and is administered by Masterworks Administrative Services, LLC (the “Administrator”).

Principles of Consolidation – The consolidated financial statements of each individual series include the accounts of the individual series and a segregated portfolio of Masterworks Cayman, SPC, a Cayman Islands segregated portfolio company (a “SPC”). Each individual series holds title to the specific Artwork that it acquires in a SPC. When a SPC acquires title to an Artwork, the segregated portfolio will issue the applicable series the same number of SPC ordinary shares (“SPC Ordinary shares”) in the segregated portfolio as the number of Class A shares offered to investors in the series offering, and such SPC Ordinary shares shall initially represent 100% of the outstanding equity interests in such segregated portfolio. In the event any additional Class A shares are issued following the closing of a series offering, upon a conversion of Class B ordinary shares or exchange of SPC Preferred shares (as defined in this Note), additional SPC Ordinary shares will be issued to the applicable series, such that at all relevant times the number of outstanding SPC Ordinary shares held by a series shall equal the number of outstanding Class A shares for such series. The accounts of any such series and its corresponding segregated portfolio of the SPC represent the consolidated financial statements of such series, due to the fact that any such series treats the corresponding segregated portfolio as a consolidated subsidiary in these financial statements in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Subtopic 810-10 Consolidation: Overall (“ASC 810”) . All significant intercompany transactions and balances have been eliminated in consolidation.

The Company reports consolidated financial statements of all its series given that they are under common control. In accordance with ASC 810, reporting entities eliminate intercompany transactions in consolidated financial statements and noncontrolling interest is presented in the consolidated financial statements when a subsidiary of any of the consolidated entities has a noncontrolling interest.

Members’ Liability – The Company is organized as a Delaware series limited liability company, and the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law. Similarly, as a Cayman Islands segregated portfolio company, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing of a particular segregated portfolio of SPC are segregated and enforceable only against the assets of such segregated portfolio under Cayman Islands law. This means that a creditor of the Company would only be entitled to recover against assets attributed and credited to the specific series of the Company that has a direct financial obligation to such creditor. As such, the liability of a member of a series of the Company for the financial obligations of the series of the Company is limited to the member’s contribution of capital to such series.

Basis of Accounting and Use of Estimates – The Company prepares its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheets and the reported amounts of revenues and expenses in the statements of operations during the applicable period. Actual results could materially differ from those estimates.

Cash – The Company’s cash consists of cash held in a Federal Deposit Insurance Corporation (“FDIC”) insured bank account.

Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase, including investments in money market funds, to be cash equivalents. These investments are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

F-75

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Artwork – The Artwork of each series is recorded at cost, which is the purchase price paid for the Artwork plus the Expense Allocation (as defined below), and any other expenditure deemed necessary to bring the Artwork to the intended use (e.g. shipping costs and import taxes). Artwork is determined to have an indefinite life. The Company will review the Artwork for impairment in accordance with the requirements of FASB ASC Subtopic 360-10, Property, Plant, and Equipment: Impairment and Disposal of Long-Lived Assets (“ASC-360”). Those requirements require the Company to perform an impairment analysis whenever events or changes in circumstances indicate that the carrying amount of the Artwork might not be recoverable, i.e., information indicates that an impairment might exist. In accordance with ASC 360, the Company:

●	Considers whether indicators of impairment are present. Indicators or triggers of impairment management considers are: deteriorating physical condition of the Artwork, trends in the art market, reputation of the artist, recent sales of other artworks by the artist, and other events, circumstances, or conditions that indicate impairment might exist;

●	If indicators are present, perform a recoverability test by comparing the estimated amount realizable upon sale of the Artwork, to its carrying value; and

●	If the amount realizable upon sale of the Artwork is deemed to be less than its carrying value, the Company would measure an impairment charge.

If it is determined that measurement of an impairment loss is necessary, the impairment loss would be calculated based on the difference between the carrying amount of the Artwork and its estimated fair value. An impairment loss would be reported as a component of income from continuing operations before income taxes in the Company’s consolidated financial statements. There were no events or circumstances indicating impairment of the Artwork for the period presented.

Expense Allocation – Each series of the Company agreed to pay Gallery an expense allocation payment equal to 11% of the purchase price of the Artwork, which is intended to be a fixed non-recurring expense allocation for (i) financing commitments, (ii) Masterworks’ sourcing the Artwork of such series, (iii) all research, data analysis, condition reports, appraisal, due diligence, travel, currency conversion and legal services to acquire the Artwork of such series and (iv) the use of the Masterworks Platform and Masterworks intellectual property. No other expenses associated with the organization of the Company, any series offering, or the purchase and securitization of the Artwork will be paid, directly or indirectly, by the Company, any series or investors in any series offering.

Concentration of Credit Risk – Financial instruments that potentially subject each series of the Company to a concentration of credit risk consist of cash and cash equivalents. Substantially all the cash of each series of the Company is held by two financial institutions that management believes are of high credit quality in amounts that may exceed federally insured limits at times. The Company has not experienced any losses in these accounts in the past, and management believes the Company is not exposed to significant credit risks as they periodically evaluate the strength of the financial institution in which it deposits funds and cash is only held for a short duration pending closing or a distribution to members.

F-76

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings (loss) per Class A ordinary Share – Basic earnings (loss) per share is calculated by dividing net income (loss) attributable to Class A ordinary shareholders by the weighted-average number of Class A ordinary shares outstanding during the period. For diluted earnings per shares, the weighted-average share count also includes additional Class A shares that could be issued from:

1.	The exchange of SPC Preferred shares (as defined later in this Note)
2.	The conversion of Class B shares, if any, based on the estimated fair value of the related Artwork.

If a Series reports a net loss for the period, diluted earnings per share equals basic earnings per share because the inclusion of potentially dilutive securities would be anti-dilutive.

Income Taxes – The Company is a Delaware series limited liability company, and the Company is treated as a partnership for U.S. tax purposes. Each series is disregarded for income tax purposes. As such, the Company and each of its series are pass-throughs for income tax purposes and generally not subject to federal or state income taxes. Instead, each series’ taxable income or loss, which may differ significantly from the income or loss reported in the financial statements, is allocated to its members and each member is responsible for reporting their share of the series’ taxable income or loss on their federal and state tax returns. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

For the current tax year and all major taxing jurisdictions, the Administrator has determined that the Company and each series qualify as pass-through entities with no uncertain tax positions requiring recognition in the financial statements. If any series incurs an income tax liability in the future, interest on the liability will be recorded as interest expense and penalties will be recorded as income tax expense for that series. The Administrator does not anticipate material changes to its assessment of uncertain tax positions in the next twelve months. However, this conclusion may be subject to review and adjustment based on changes in tax laws, regulations, interpretations, or other factors, including the timing of deductions, income allocation across jurisdictions, and compliance with U.S., state, and foreign tax laws.

Unsettled Subscriptions and Investor Subscription Deposits – The unsettled subscriptions and investor subscription deposits consist of amounts received from potential investors that are expected to be settled in Class A shares of a series at an undetermined future date upon closing of the relevant offering.

Organizational and Offering Costs – The Administrator will pay all of the Company’s ordinary ongoing operating costs and expenses and manage all management services relating to the Company’s business, each series and the Artwork of each series in exchange for SPC Preferred shares as later defined in this Note.

Organizational and offering costs include all expenses relating to the formation of the Company and its series, the qualification of the series’ offerings, and the marketing and distribution of each series’ Class A shares, including, without limitation, expenses for printing and amending offering statements or supplementing offering circulars; mailing and distribution costs; telephones, internet, and other telecommunications costs; all advertising and marketing expenses; charges of experts and fees; expenses and taxes related to the series’ offerings; and qualification of the sale of Class A shares of a series under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company did not pay any of these costs and is not required to reimburse the Administrator for any of these costs. Accordingly, these costs are not included in the Company’s consolidated financial statements.

F-77

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Members’ Equity – Members’ equity for each series is comprised of different types of membership interests: Class A shares, Class B ordinary shares (“Class B shares”), a Class C ordinary share (“Class C share”), as well as SPC preferred shares (“SPC Preferred shares”) and SPC ordinary shares (“SPC Ordinary shares”) of SPC:

Class A shares - The Class A shares of each series represent in the aggregate 100% of the members’ capital accounts of each such series and an 80% interest in the profits recognized upon any sale of the Artwork of such series, after deduction of all management fees and other expenses.

The authorized number of Class A shares for each series is limited to the primary offering number of shares plus: (i) the number of Class A shares which may be issued upon exchange of the SPC Preferred shares, plus (ii) shares which may be issued upon conversion of Class B shares. All Class A shares have certain limited voting and approval rights, including for the issuance of additional shares and removing members of the Board of Managers or the Administrator. The Board of Managers controls all other actions as stated in the Company’s amended and restated operating agreement.

Class B shares - The Class B shares of each series initially held by Masterworks Foundry, LLC (“Foundry”) are profit interests that represent a 20% interest in the profits recognized upon any sale of the Artwork of such series, after deduction of all management fees and other expenses. In addition, prior to a sale of the Artwork, Class B shares of series may be converted into Class A shares of such series with a value at the time of conversion equal to 20% of the increase in value of the Company’s issued and outstanding Class A and B shares. The authorized number of Class B shares is limited to the number of Class B shares set forth on the Consolidated Statement of Members’ Equity. The convertible Class B shares have no specified exercise date, exercise price, or expiration. Class B shares for any series have 100% of the voting rights prior to the issuance of Class A shares of such series and no voting rights after the issuance of Class A shares of such series.

Class C share - The Class C share of each series represents a special class of membership interests, which has no economic rights or obligations, other than so-called “kick-out” rights, meaning the holder has the right to remove, replace or reconstitute the Company’s Board of Managers. The Class C shares can only be issued to, transferred to, or held by, a Masterworks affiliate and there can only be one holder of Class C shares of all series of the Company at any point in time.

SPC Preferred shares - The SPC Preferred shares have a $20 per share liquidation preference over SPC Ordinary shares and are “non-participating”, meaning they do not entitle the holder to receive more than $20 per SPC Preferred share. The SPC Preferred shares entitle the holder to receive cash upon any sale of the Artwork held by the issuing segregated portfolio in an amount up to $20 per share before any payment is made in respect of the Class A shares. The SPC Preferred shares are exchangeable into Class A shares of the series of which the segregated portfolio holds the Artwork at an exchange rate of 1 for 1. If there is a sale of Artwork resulting in a net loss (i.e. holders of Class A shares in a series on a fully-diluted basis would receive a liquidating distribution of less than $20 per Class A share), the Administrator, as the holder of the SPC Preferred shares, would effectively receive up to $20 per SPC Preferred share in preference to any distribution made to Class A shareholders. If the Artwork sale results in a net profit (i.e. holders of Class A shares in a series on a fully-diluted basis would receive a liquidating distribution of more than $20 per Class A share), the Administrator would exchange its SPC Preferred shares into Class A shares prior to the liquidating distribution and would receive the same economics per Class A share as other Class A shareholders. The number of SPC Preferred shares shall be limited to the number of SPC Preferred shares which may be issued pursuant to a management service agreement signed with the Administrator (Note 2).

SPC Ordinary shares - The SPC Ordinary shares represent a 100% residual economic ownership interest in the Segregated Portfolio that owns the Artwork, after deduction of amounts payable in respect of the SPC Preferred shares, if any. Each Series’ membership interest represented by SPC Ordinary shares is eliminated upon consolidation between each Series and its corresponding SPC.

Revenue Recognition – The Company does not plan to generate a material amount of revenue until the Artwork of any series is sold at some undetermined future date. At the time of sale, revenue will be recognized upon the transfer of the Artwork title to the buyer.

F-78

2. RELATED PARTY TRANSACTIONS

Management services are provided pursuant to a management services agreement among the Company, on behalf of each applicable series, Masterworks Cayman, SPC, on behalf of each applicable segregated portfolio, and the Administrator, which was entered into prior to the initial closing of the initial series offerings, and incorporates a “unitary” fee structure (the “Management Services Agreement”). This means the Administrator will pay all of the ordinary ongoing operating costs and expenses and manage all management services relating to the business, each series and the Artwork of each series in exchange for preferred equity interests in Masterworks Cayman, SPC (the “SPC Preferred shares”) issued at a rate of 1.5% of the total equity interests of each segregated portfolio of Masterworks Cayman, SPC outstanding, per annum. The Company recognizes the management services fees expense at the time of issuance of the related SPC Preferred shares as the requisite service period is considered completed. Once earned, the SPC Preferred shares will be exchangeable for Class A shares of the series of which the segregated portfolio holds the Artwork at an exchange rate of 1 for 1. The SPC Preferred shares are recorded using the net asset value effective as of the applicable quarter-end in which the management services fee is due and payable.

The management services fee covers all ordinary operating costs of the Company and each series; however, the Administrator will charge the Company for any extraordinary costs and payments, including costs and payments associated with litigation, arbitration, or judicial proceedings; material or extraordinary transactions related to a merger, third-party tender offer, or other similar transaction and for selling the Artwork of each series. For any extraordinary costs incurred or payments made on behalf of the Company, the Company will show the expense on its statement of operations in the year of occurrence for the applicable series, as well as carry forward a due to related party liability on its balance sheet in perpetuity, until the Artwork is sold, and the resulting proceeds can be used to settle the liability to the Administrator. The Administrator may be removed from its role as Administrator if the holders of two-thirds(⅔)of the voting shares of all series of the Company voting as a single class vote to remove and replace the Administrator, which would result in termination of the Management Services Agreement.

Additionally, the Management Services Agreement also provides that the Administrator will pay each series of the Company a de minimis annual royalty for the rights to commercialize the Artwork of each series for the duration of the operations of the Company.

All balances and transactions denoted as to or from “affiliate” on the accompanying consolidated balance sheet, statement of operations, and statement cash flows represent related party transactions.

F-79

3. FAIR VALUE MEASUREMENTS

Financial assets are recorded at fair value, which is defined as the price received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the reporting date.

The accounting guidance establishes a three-tier fair value hierarchy based on the inputs used in valuation:

●	Level 1: Quoted prices in active markets for identical assets or liabilities.
●	Level 2: Observable inputs other than quoted prices, including market data for similar assets or liabilities.
●	Level 3: Unobservable inputs based on management’s estimates, considering valuation risks.

Each series determines fair value using quoted prices, market data, or valuation techniques that prioritize observable inputs while considering counterparty credit risk.

If a series holds financial assets, the following table(s) present their fair value by hierarchy level (in thousands):

June 30, 2025
	Level 1	Level 2	Level 3	Total
Assets
Money Market Funds	$-	$-	$-	$-

Total Assets	$-	$-	$-	$-

4. RISKS AND UNCERTAINTIES

The nature of the Company’s operations are limited in scope. The Company holds no material assets other than the Artworks beneficially owned by each series, has no employees, and has no debts or contractual obligations, other than a management services agreement pursuant to which the Administrator will provide services that are essential to the Company, such as storage, insurance, display, transport, SEC filings and compliance, and other normal operating services, and the Administrator will fund all of such costs and expenses. As a result of this relationship, the Company is dependent upon the Administrator and is totally reliant on the Administrator to manage its business.

The preparation of the consolidated financial statements requires the use of estimates by management. Although the Artwork of each series is carried at its cost basis, subject to possible impairment, Management must estimate the value of the Artwork to determine the expense associated with fees payable to the Administrator, which are payable in the form of SPC Preferred shares that are convertible to Class A shares, hence, representing membership interests in the Company. The value of Artwork is highly subjective and given that each artwork is unique, there is a risk that management’s estimates are materially incorrect, which would result in an understatement or overstatement of the Company’s expenses. The value of the Artwork of each series estimated by management has no impact on the number of SPC Preferred shares issued or Class A shares issuable upon conversion thereof.

The Company is subject to an exceptionally high level of concentration risk. The Artwork of any series can decline in value, become worthless or be difficult or impossible to liquidate due to economic factors, trends in the art market generally, trends relating to the genre of the artwork or trends relating to the market for works by the artist that produced the Artwork, as well as changes in the condition of the Artwork and other factors. In periods of global financial weakness and disruption in financial and capital markets, the art market tends to experience declines in transaction volume, making it extremely difficult to liquidate artwork during such periods at acceptable values or at all.

5. SUBSEQUENT EVENTS

Management has evaluated events and transactions that have occurred since June 30, 2025 and reflected their effects, if any, in these statements through September 26, 2025, the date the financial statements were available to be issued, and a summary of material events is set forth below.

The table below shows offerings, which have been qualified after the date of the financial statements through September 26, 2025:

Series	Underlying Asset	Maximum Offering Size	Class A shares	Qualification Date
Series 500	Painting by Lynne Mapp Drexler	$200,000	10,000	7/11/2025
Series 502	Painting by Ernie Barnes	$322,000	16,100	8/15/2025
Series 503	Painting by Banksy	$247,000	12,350	8/15/2025

F-80

Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

2.1	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-A filed on August 10, 2023).*
2.2	Form of Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Form 1-A filed on August 10, 2023).*
4.1	Form of Subscription Agreement (incorporated by reference to the copy thereof submitted as Exhibit 4.1 to the Company’s Form 1-A filed on August 10, 2023).*
6.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-A filed on August 10, 2023).*
6.2	Form of Designation of SPC Ordinary Shares and SPC Preferred Shares (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Form 1-A filed on August 10, 2023).*
6.3	Form of Management Services Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s Form 1-A filed on August 10, 2023).*
6.4	Form of Amended and Restated Financing, License and Sourcing Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on February 9, 2024).*
6.5	Art Purchase Agreement for Series 376 (incorporated by reference to the copy thereof submitted as Exhibit 6.5 to the Company’s Form 1-A filed on August 10, 2023).*
6.7	Art Purchase Agreement for Series 380 (incorporated by reference to the copy thereof submitted as Exhibit 6.7 to the Company’s Form 1-A POS filed on August 29, 2023).*
6.8	Art Purchase Agreement for Series 381 (incorporated by reference to the copy thereof submitted as Exhibit 6.8 to the Company’s Form 1-A POS filed on August 29, 2023).*
6.9	Art Purchase Agreement for Series 383 (incorporated by reference to the copy thereof submitted as Exhibit 6.9 to the Company’s Form 1-A POS filed on September 11, 2023).*
6.10	Art Purchase Agreement for Series 326 (incorporated by reference to the copy thereof submitted as Exhibit 6.10 to the Company’s Form 1-A POS filed on September 22, 2023).*
6.11	Art Purchase Agreement for Series 385 (incorporated by reference to the copy thereof submitted as Exhibit 6.11 to the Company’s Form 1-A POS filed on September 22, 2023).*
6.12	Art Purchase Agreement for Series 393 (incorporated by reference to the copy thereof submitted as Exhibit 6.12 to the Company’s Form 1-A POS filed on September 22, 2023).*
6.13	Art Purchase Agreement for Series 391 (incorporated by reference to the copy thereof submitted as Exhibit 6.13 to the Company’s Form 1-A POS filed on October 6, 2023).*
6.14	Art Purchase Agreement for Series 403 (incorporated by reference to the copy thereof submitted as Exhibit 6.14 to the Company’s Form 1-A POS filed on October 6, 2023).*
6.15	Art Purchase Agreement for Series 404 (incorporated by reference to the copy thereof submitted as Exhibit 6.15 to the Company’s Form 1-A POS filed on October 6, 2023).*
6.16	Art Purchase Agreement for Series 405 (incorporated by reference to the copy thereof submitted as Exhibit 6.16 to the Company’s Form 1-A POS filed on October 6, 2023).*
6.17	Art Purchase Agreement for Series 387 (incorporated by reference to the copy thereof submitted as Exhibit 6.17 to the Company’s Form 1-A POS filed on November 13, 2023).*
6.18	Art Purchase Agreement for Series 389 (incorporated by reference to the copy thereof submitted as Exhibit 6.18 to the Company’s Form 1-A POS filed on November 13, 2023).*
6.19	Art Purchase Agreement for Series 395 (incorporated by reference to the copy thereof submitted as Exhibit 6.19 to the Company’s Form 1-A POS filed on November 13, 2023).*
6.20	Art Purchase Agreement for Series 407 (incorporated by reference to the copy thereof submitted as Exhibit 6.20 to the Company’s Form 1-A POS filed on November 13, 2023).*
6.21	Art Purchase Agreement for Series 412 (incorporated by reference to the copy thereof submitted as Exhibit 6.21 to the Company’s Form 1-A POS filed on November 13, 2023).*
6.22	Art Purchase Agreement for Series 425 (incorporated by reference to the copy thereof submitted as Exhibit 6.22 to the Company’s Form 1-A POS filed on January 9, 2024).*
6.23	Art Purchase Agreement for Series 419 (incorporated by reference to the copy thereof submitted as Exhibit 6.23 to the Company’s Form 1-A POS filed on November 13, 2023).*

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6.24	Art Purchase Agreement for Series 424 (incorporated by reference to the copy thereof submitted as Exhibit 6.24 to the Company’s Form 1-A POS filed on November 22, 2023).*
6.25	Art Purchase Agreement for Series 392 (incorporated by reference to the copy thereof submitted as Exhibit 6.25 to the Company’s Form 1-A POS filed on December 8, 2023).*
6.26	Art Purchase Agreement for Series 416 (incorporated by reference to the copy thereof submitted as Exhibit 6.26 to the Company’s Form 1-A POS filed on December 8, 2023).*
6.27	Art Purchase Agreement for Series 422 (incorporated by reference to the copy thereof submitted as Exhibit 6.27 to the Company’s Form 1-A POS filed on January 17, 2024).*
6.28	Art Purchase Agreement for Series 426 (incorporated by reference to the copy thereof submitted as Exhibit 6.28 to the Company’s Form 1-A POS filed on February 8, 2024).*
6.29	Art Purchase Agreement for Series 427 (incorporated by reference to the copy thereof submitted as Exhibit 6.29 to the Company’s Form 1-A POS filed on February 8, 2024).*
6.30	Art Purchase Agreement for Series 418 (incorporated by reference to the copy thereof submitted as Exhibit 6.30 to the Company’s Form 1-A POS filed on March 1, 2024).*
6.31	Art Purchase Agreement for Series 428 (incorporated by reference to the copy thereof submitted as Exhibit 6.31 to the Company’s Form 1-A POS filed on March 1, 2024).*
6.32	Art Purchase Agreement for Series 433 (incorporated by reference to the copy thereof submitted as Exhibit 6.32 to the Company’s Form 1-A POS filed on March 12, 2024).*
6.33	Art Purchase Agreement for Series 434 (incorporated by reference to the copy thereof submitted as Exhibit 6.33 to the Company’s Form 1-A POS filed on March 12, 2024).*
6.34	Art Purchase Agreement for Series 435 (incorporated by reference to the copy thereof submitted as Exhibit 6.34 to the Company’s Form 1-A POS filed on March 12, 2024).*
6.35	Art Purchase Agreement for Series 437 (incorporated by reference to the copy thereof submitted as Exhibit 6.35 to the Company’s Form 1-A POS filed on March 26, 2024).*
6.36	Art Purchase Agreement for Series 440 (incorporated by reference to the copy thereof submitted as Exhibit 6.36 to the Company’s Form 1-A POS filed on March 26, 2024).*
6.37	Art Purchase Agreement for Series 356 (incorporated by reference to the copy thereof submitted as Exhibit 6.37 to the Company’s Form 1-A POS filed on April 26, 2024).*
6.38	Art Purchase Agreement for Series 361 (incorporated by reference to the copy thereof submitted as Exhibit 6.38 to the Company’s Form 1-A POS filed on April 26, 2024).*
6.39	Art Purchase Agreement for Series 363 (incorporated by reference to the copy thereof submitted as Exhibit 6.39 to the Company’s Form 1-A POS filed on May 23, 2024).*
6.40	Art Purchase Agreement for Series 366 (incorporated by reference to the copy thereof submitted as Exhibit 6.40 to the Company’s Form 1-A POS filed on May 23, 2024).*
6.41	Art Purchase Agreement for Series 367 (incorporated by reference to the copy thereof submitted as Exhibit 6.41 to the Company’s Form 1-A POS filed on May 23, 2024).*
6.42	Art Purchase Agreement for Series 368 (incorporated by reference to the copy thereof submitted as Exhibit 6.42 to the Company’s Form 1-A POS filed on May 23, 2024).*
6.43	Art Purchase Agreement for Series 448 (incorporated by reference to the copy thereof submitted as Exhibit 6.43 to the Company’s Form 1-A POS filed on August 7, 2024).*
6.44	Art Purchase Agreement for Series 450 (incorporated by reference to the copy thereof submitted as Exhibit 6.44 to the Company’s Form 1-A POS filed on September 13, 2024).*
6.45	Art Purchase Agreement for Series 454 (incorporated by reference to the copy thereof submitted as Exhibit 6.45 to the Company’s Form 1-A POS filed on October 8, 2024).*
6.46	Art Purchase Agreement for Series 455 (incorporated by reference to the copy thereof submitted as Exhibit 6.46 to the Company’s Form 1-A POS filed on October 22, 2024).*
6.47	Art Purchase Agreement for Series 457 (incorporated by reference to the copy thereof submitted as Exhibit 6.47 to the Company’s Form 1-A POS filed on November 26, 2024).*
6.48	Art Purchase Agreement for Series 458 (incorporated by reference to the copy thereof submitted as Exhibit 6.48 to the Company’s Form 1-A POS filed on November 26, 2024).*
6.49	Art Purchase Agreement for Series 459 (incorporated by reference to the copy thereof submitted as Exhibit 6.49 to the Company’s Form 1-A POS filed on November 26, 2024).*
6.50	Art Purchase Agreement for Series 460 (incorporated by reference to the copy thereof submitted as Exhibit 6.50 to the Company’s Form 1-A POS filed on November 26, 2024).*
6.51	Art Purchase Agreement for Series 472 (incorporated by reference to the copy thereof submitted as Exhibit 6.51 to the Company’s Form 1-A POS filed on February 25, 2025).*
6.52	Art Purchase Agreement for Series 473 (incorporated by reference to the copy thereof submitted as Exhibit 6.52 to the Company’s Form 1-A POS filed on February 25, 2025).*
6.53	Art Purchase Agreement for Series 477 (incorporated by reference to the copy thereof submitted as Exhibit 6.53 to the Company’s Form 1-A POS filed on March 13, 2025).*
6.54	Art Purchase Agreement for Series 480 (incorporated by reference to the copy thereof submitted as Exhibit 6.54 to the Company’s Form 1-A POS filed on June 2, 2025).*
6.55	Art Purchase Agreement for Series 496 (incorporated by reference to the copy thereof submitted as Exhibit 6.55 to the Company’s Form 1-A POS filed on June 2, 2025).*

* Filed Previously

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks Vault 4, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel & Secretary

Pursuant to the requirements of Regulation A, this Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Nigel S. Glenday	Chief Executive Officer	September 26, 2025
Nigel S. Glenday	(Principal Executive Officer)

/s/ Nigel S. Glenday	Chief Financial Officer (Principal Financial Officer	September 26, 2025
Nigel S. Glenday	and Principal Accounting Officer) and Member of Board of Managers

/s/ Joshua B. Goldstein	Member of the Board of Managers	September 26, 2025
Joshua B. Goldstein

9